EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 12, 2002

Compañía Internacional de Telecomunicaciones S.A.

(Exact name of registrant as specified in its charter)

International Telecomunications Company Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía Internacional de Telecomunicaciones S.A.

TABLE OF CONTENTS

COINTEL
Compañía Internacional de Telecomunicaciones S.A.

Buenos Aires, August 12, 2002

To
The Buenos Aires Stock Exchange
By hand

Ref.: Information per Art. 63 of the Listing Regulation

Dear Sirs:

We are writing to you in compliance with the requirements of Art. No. 63 of the Listing Regulation, in order to inform you that at its meeting of August 9, 2002, the Board of Directors of the Corporation approved the financial statements and other documentation corresponding to the nine-month period ended June 30, 2002.

In this regard, please be informed of the following data (amounts expressed in constant currency of June 30, 2002 in millions of pesos):

1) Results for the period

- Ordinary earnings (loss)	($3,060)
- Extraordinary earnings	-

2) Breakdown of Shareholders' Equity by categories and amounts:

- Common stock (par value)	$531
- Integral adjustment of capital stock	$1,333
- Additional paid-in capital	$30
- Preferred stock (par value)	$14
- Adjustment to preferred stock	$37
- Adjustment to redemption value	$(17)
- Legal reserve	$202
- Reserve for future dividends	$746
- Unappropriated earnings	($3,097)
Total Shareholders' Equity	($221)

3) The following shareholders:

Telefónica International Holding B.V.,
Telefónica Internacional S.A., and
Telefónica Holding de Argentina S.A.

which own the majority of the outstanding voting stock of the corporation are part of the same group of corporations controlled directly or indirectly by Telefónica S.A.

4) The impact of the devaluation of the peso on the consolidated net monetary position in foreign currency, net the effects of the inflation, increased to a loss of $4,020 million.

5) The requirements of Resolucion Tecnica (RT) No. 10 of the F.A.C.P.C.E., during the period of June 30, 2002, resulted in foreign exchange differences net of the effect of inflation for an amount of Pesos 41 million related to works in progress affecting fixed assets.

By virtue of the provisions mentioned in General Resolution, Article No. 398 of the C.N.V. the foreign exchange differenced affecting assets result in an acceleration in the recognition of variations in the purchasing power of the peso and will remain subsumed under the stated accounting values of assets that qualify for restatement according to foreign exchange differences. In such sense, the residual value of the foreign exchange difference resulting from General Resolution MD 3/2002, at June 30, 2002, has been absorbed in the value restated in the constant currency of these assets since the inflation coefficients have been applied to the values of accounting costs applicable immediately prior to the restatement required by the resolution.

Sincerely,

Claudia Ferreyra
Accounts Manager

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the nine-month periods ended June 30, 2002 and 2001

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF Buenos Aires
Argentina

Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

Deloitte & Touche

Limited review report of independent public accountants on interim financial statements

To the Board of Directors of
Compañía Internacional de Telecomunicaciones S.A.

1. We have reviewed the accompanying consolidated balance sheet of Compañía Internacional de Telecomunicaciones S.A. (an Argentine Corporation) and its consolidated subsidiary as of June 30, 2002 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the nine-month period ended June 30, 2002, all expressed in constant Argentine pesos (see Note 2.3. to the accompanying consolidated financial statements) and prepared according to generally accepted accounting principles in Argentina ("Argentine GAAP") applicable to consolidated financial statements.

2. The Company's consolidated financial statements as of and for the nine-month period ended June 30, 2001 (before their restatement in constant pesos of June 30, 2002 and before computing retroactive reclassifications as described in note 2.10. to the consolidated financial statements referred to in paragraph 1.) were reviewed by other auditors, who issued an unqualified limited review report according to generally accepted auditing standards in Argentina, dated August 7, 2001.

3. The preparation and issuance of the consolidated financial statements as of and for the nine-month periods ended June 30, 2002 and 2001 is the responsibility of the Company's Board of Directors in the exercise of its specific duties. Our responsibility is to issue a limited review report on the consolidated financial statements referred to in paragraph 1. based on the review we conducted with the scope mentioned in paragraph 4. of this report.

4. We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

5. As described in Note 22. to the accompanying consolidated financial statements, in the current year, a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Argentine Government's external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans and dividend distributions without prior authorization from the Banco Central de la República Argentina; and (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying consolidated financial statements should be read taking into account the issues mentioned above.

6. As described in note 8.1. to the consolidated financial statements, as of June 30, 2002 consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$1,042 million (equivalent to $3,962 million as of June 30, 2002). Additionally, as described in Note 21. to the accompanying consolidated financial statements, the Company has a negative shareholders' equity amounting to $221 million. The Company and its subsidiary Telefónica de Argentina S.A.'s ("Telefónica") ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect parent companies. Although the Company and Telefónica have expressed that they will make their best efforts to obtain such financing, as of the date of issuance of this

AUC

report, it is impossible to ensure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their liabilities in the normal course of business and maintain their normal operations.

7. As further described in Note 12.1 to the consolidated financial statements, under Law N° 25,561 Telefónica will have to renegotiate with the Argentine Federal Government the rate scheme to be effective in the future. Although Telefónica valued its fixed assets and minimum presumed income tax credit on the basis of Telefónica's management best estimate considering currently available information, Telefónica cannot assure the future rate scheme and, therefore, the amount of its future revenues and net cash flows. The recoverability of the amount of fixed assets and tax on minimum presumed income credit corresponding to the telecommunications business as of June 30, 2002 of $5,282 million and $16 million, respectively (amounts calculated considering the Company's ownership interest in Telefónica), and of the goodwill related to the Company's investment in Telefónica as of June 30, 2002 of $318 million depends on the effect that the outcome of the rate renegotiation may have on Telefónica's operations and cash flows (see Note 2.6 to the accompanying consolidated financial statements). Accordingly, no impairment relating to the recoverability of these assets has been made by the Company in the accompanying consolidated financial statements as of June 30, 2002.

8. In the report corresponding to the audit according to generally accepted auditing standards in Argentina on the consolidated financial statements of Telefónica for the three-month fiscal year ended December 31, 2001, dated February 26, 2002, the predecessor auditors of Telefónica included a qualification for uncertainties relating to Telefónica's ability to continue as a going concern and to the recoverability of the booked amount of its fixed assets of $4,414 million as of December 31, 2001 (equivalent to $8,635 million in constant Argentine pesos of June 30, 2002) related to its telecommunications business. Such uncertainties continue as of the date of this report, as described in notes 8.1., 2.6 and 12.1 to the accompanying consolidated financial statements (see paragraphs 6 and 7 above). The financial statements of the Company and Telefónica as of June 30, 2002 have been prepared assuming that the Company and Telefónica will continue as a going concern and do not include any adjustments related to the recoverability and classification of assets or with respect to the sufficiency and classification of liabilities that might result from the outcome of these uncertainties.

AIC

9. Based on our review, conducted as described in paragraph 4., which did not include all the necessary procedures to enable us to express an opinion on the consolidated financial statements referred to in paragraph 1., we report that such consolidated financial statements:

   a) contemplate all the material facts and circumstances of which we are aware,

   b) have been prepared according to the consolidation bases described in note 2.1. to such consolidated financial statements, which are consistent with the requirements of Technical resolution N° 4 of Argentine Federation of Professional Councils in Economic Sciences, and that

   c) we have no other observations on the consolidated financial statements than those included in paragraphs 5. to 8. of this report.

10. Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America (see note 18. to the consolidated financial statements).

Buenos Aires,
August 9, 2002

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Tucumán 1 - 18th floor, Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2002 AND 2001

(stated in millions of constant Argentine pesos of June 30, 2002 – see Note 2.3.)

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications, other forms of communications and energy.

Registration with the Public Registry of Commerce:

- Of the articles of incorporation: October 4, 1990.
- Of the last change to the bylaws: October 29, 2001. See Note 19.

Registration number with the "Inspección General de Justicia" ("IGJ" the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: September 30.

Capital structure: See Note 6.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2002 AND 2001

(stated in millions of constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	2002	2001
CURRENT ASSETS		
Cash and banks (Note 3.a)	24	14
Investments (Notes 23.a) and b)	281	198
Trade receivables (Note 3.b)	548	1,410
Other receivables (Note 3.d)	154	351
Inventories (Note 3.c)	29	94
Total current assets	1,036	2,067
NONCURRENT ASSETS		
Trade receivables (Note 3.b)	10	-
Other receivables (Note 3.d)	147	24
Investments (Note 23.a)	21	82
Fixed assets (Note 23.c)	8,164	8,952
Intangible assets and deferred charges (Note 23.d)	424	445
Total noncurrent assets	8,766	9,503
Total assets	9,802	11,570
CURRENT LIABILITIES		
Trade payables (Note 3.e)	497	637
Bank and other financial payables (Note 3.f)	4,121	2,879
Payroll and social security taxes payable (Note 3.g)	67	133
Taxes payable (Note 3.h)	91	132
Other payables (Note 3.i)	56	83
Reserves (Note 23.e)	3	4
Total current liabilities	4,835	3,868
NONCURRENT LIABILITIES		
Trade payables (Note 3.e)	62	59
Bank and other financial payables (Note 3.f)	4,437	2,486
Payroll and social security taxes payable (Note 3.g)	35	70
Other payables (Note 3.i)	74	122
Reserves (Note 23.e)	111	135
Total noncurrent liabilities	4,719	2,872
Total liabilities	9,554	6,740
MINORITY INTEREST IN SUBSIDIARIES	469	2,038
SHAREHOLDERS' EQUITY (per related statement)	(221)	2,792
Total liabilities, minority interest in subsidiaries and shareholders' equity	9,802	11,570

The accompanying Notes 1 to 24 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001 (1)

(stated in millions of constant Argentine pesos of June 30, 2002, except for per share amounts which are stated in constant Argentine pesos - see Note 2.3.)

	2002	2001
NET REVENUES	2,900	4,037
COST OF SERVICES PROVIDED (Note 3.j)	(1,763)	(2,074)
Gross profit	1,137	1,963
ADMINISTRATIVE EXPENSES (Note 23.h)	(347)	(462)
SELLING EXPENSES (Note 23.h)	(599)	(604)
Operating income	191	897
LOSS ON EQUITY INVESTMENTS	(6)	(2)
OTHER EXPENSES, NET (Note 23.h)	(93)	(153)
FINANCIAL INCOME (LOSS) ON ASSETS, NET (Note 23.h)	(569)	(101)
FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (Note 23.h)	(3,918)	(316)
UNUSUAL ITEMS (Note 23.h)	-	(8)
(Loss) Income for the period from continuing operations before income tax and minority interest in subsidiaries	(4,395)	317
INCOME TAX (Note 2.6.g)	(59)	(208)
MINORITY INTEREST IN SUBSIDIARIES	1,394	(159)
Net loss for the period from continuing operations	(3,060)	(50)
NET LOSS OF TELEFONICA'S SPUN-OFF BUSINESSES (Note 4.2.)	-	(41)
Net loss for the period	(3,060)	(91)
Dividends attributable to preferred shareholders	(2)	(4)
Loss attributable to common shareholders	(3,062)	(95)
Loss per share	(0.577)	(0.018)

(1) See Note 4.

The accompanying Notes 1 to 24 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(stated in millions of constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	2002						
	Shareholders' contributions						
	Common			Preferred			
Description	Capital stock Face value	Adjustment to capital stock	Premium on share issue	Capital stock Face value	Adjustment to capital stock	Adjustment to redemption value	Total
Balance at beginning of year	531	1,314	30	14	37	2	1,928
Decisions approved by the Special Shareholders' Meeting of April 30, 2001:							
- Redemption of preferred stock	-	-	-	-	-	-	-
- Cash dividend, Class A preferred shares	-	-	-	-	-	-	-
- Cash dividend, Class B preferred shares	-	-	-	-	-	-	-
Effect of Telefónica's spun-off businesses (1)	-	-	-	-	-	-	-
Adjustment to preferred stock's redemption value (2)	-	19	-	-	-	(19)	-
Net loss for the period	-	-	-	-	-	-	-
Balance at end of period	531	1,333	30	14	37	(17)	1,928

	2002				2001
	Retained earnings				
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings	Total	Total
Balance at beginning of year	202	746	(37)	2,839	2,895
Decisions approved by the Special Shareholders' Meeting of April 30, 2001:					
- Redemption of preferred stock	-	-	-	-	(11)
- Cash dividend, Class A preferred shares	-	-	-	-	(1)
- Cash dividend, Class B preferred shares	-	-	-	-	(5)
Effect of Telefónica's spun-off businesses (1)	-	-	-	-	5
Adjustment to preferred stock's redemption value (2)	-	-	-	-	-
Net loss for the period	-	-	(3,060)	(3,060)	(91)
Balance at end of period	202	746	(3,097)	(221) (3)	2,792

(1) See Note 4.
(2) See Note 5.
(3) See Note 21.

The accompanying Notes 1 to 24 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(stated in millions of constant Argentine pesos of June 30, 2002 - see Note 2.3.)

CHANGES IN CASH AND CASH EQUIVALENTS	2002	2001 (6)
Cash and cash equivalents at end of period (2)	305	69
Cash and cash equivalents at beginning of year	68	790
Increase (Decrease) in cash and cash equivalents	237	(721)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities of continuing operations:		
Net loss for the period	(3,060)	(91)
Net loss of Telefónica's spun-off businesses	-	41
Adjustments to reconcile net loss for the period to net cash provided by continuing operations:		
Financial expenses (3)	3,885	157
Inflation loss on monetary accounts (4)	125	-
Fixed assets depreciation	943	903
Material consumption	38	51
Net book value of fixed assets retired	-	4
Amortization of intangible assets and deferred charges	28	35
Cost of services provided	35	105
Increase in allowances and reserves	439	271
Allowance for impairment in value and slow turn over	-	8
Loss on equity investments	6	2
Minority interest in subsidiaries	(1,394)	159
Payment of dividends to minority shareholders	(103)	(143)
Holding gains	(1)	-
Changes in assets and liabilities:		
Other receivables (8)	(76)	(153)
Inventories	(11)	(143)
Payroll and social security taxes payable	-	(70)
Taxes payable	(43)	(104)
Other payables	(39)	120
Trade receivables	(46)	(180)
Trade payables	91	(117)
Decrease in allowances	(12)	-
Total cash flows from operating activities of continuing operations	805	855
Cash flows used in continuing investing activities:		
Increase on equity investments	-	(10)
Increase in other noncurrent investments	-	(59)
Purchases of fixed assets (5) (9)	(293)	(575)
Total cash flows used in continuing investing activities	(293)	(644)
Cash flows used in continuing financing activities:		
Increase in bank and other financial payables	233	2,418
Decrease in bank and other financial payables	(504)	(3,235)
Redemption of preferred stock	-	(11)
Payment of cash dividends	-	(6)
Increase in intangible assets (7)	(4)	(12)
Total cash flows used in continuing financing activities	(275)	(846)
Spun-off assets	-	(129)
Cash flows provided by Telefónica's spun-off businesses (6)	-	43
Total increase (decrease) in cash and cash equivalents	237	(721)

(1) Cash and cash equivalents (investments with an original maturity not exceeding three months). See Note 2.5.
(2) Supplemental information on cash flows, see Note 17.
(3) Includes those not involving cash flows. In 2002, net of 48 million corresponding to the exchange gain (net of inflation loss) originated by cash and cash equivalents in foreign currency.
(4) In 2002, net of 32 million corresponding to inflation loss originated by local currency cash and cash equivalents.
(5) Net of 10 million and 43 million financed by trade and bank and financial payables for the nine-month periods ended June 30, 2002 and 2001, respectively.
(6) See Note 4.
(7) In 2002, net of 5 million of capitalized exchange differences and of 7 million financed by trade payable.
(8) In 2001, net of 182 million related to the settlement of intercompany receivables, through the assignment of financial loans and of 59 million related to reclassification of Patriotic Bond from noncurrent investments to other receivables.
(9) In 2002, net of 41 million of capitalized exchange differences.

The accompanying Notes 1 to 24 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2002 AND 2001

(amounts stated in constant Argentine pesos, except where expressly indicated that figures are stated in other currency - see Note 2.3.)

1. CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. ("Cointel" or "the Company") controls Telefónica de Argentina S.A. ("Telefónica") which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license as granted was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications ("SC") issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica's obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 7. and 12.).

Additionally, on April 10, 2002, Telefónica's General Ordinary and Special Shareholders' Meetings approved the amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other type of businesses not strictly related to rendering telecommunications services, including purchasing equipment, infrastructure, and telecommunications related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the reform of the corporate purposes, it is necessary to obtain the related authorization of telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore the mentioned reform is subject to administrative approval by the SC.

Telefónica, S.A. ("TESA"), a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of such reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain companies indirectly controlled by them. See Note 4.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1. Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") applicable to consolidated financial statements in accordance with the requirements of the National Securities Commission ("Comisión Nacional de Valores" or "CNV") and are presented in constant Argentine pesos (see Note 2.3.). The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

In accordance with Argentine GAAP and current Argentine legislation, the presentation of the parent company's individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Following the procedure established by Technical Resolution ("RT") No. 4 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, line by line, its balance sheet as of June 30, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. ("Telinver") as of June 30, 2002; companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly. Moreover, due to Telefónica's and Telinver's fiscal year-end date change (see Note 2.7.) the Company has consolidated, line by line, its statements of income and cash flows for the nine-month period ended June 30, 2002 using the consolidated statements of income and cash flows included in the consolidated financial statements of Telefónica and Telinver for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of income and cash flows included in the consolidated financial statements of Telefónica and Telinver for the six-month period ended June 30, 2002.

The consolidated financial statements as of June 30, 2001 were prepared using the financial statements as of that date of Telefónica and its subsidiary Telinver, considering the retroactive reclassifications mentioned in Note 2.10.

All material intercompany accounts and transactions have been eliminated in consolidation.

As of June 30, 2002, the data reflecting corporate control is as follows:

Company	Business	Capital stock (1)	% of capital stock and % of votes	Shareholding
Telefónica	Telecommunications services (5)	1,746,052,429 (4)	64.83 (2)	Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,218	64.83 (3)	Indirect

(1) Total face value, in Argentine pesos.
(2) See Note 4.
(3) Telefónica's interest in Telinver amounts to 99.99%.
(4) Includes 2,355 treasury shares. See Note 4.2.
(5) See Note 1.

2.2. Generally accepted accounting principles

In preparing these financial statements, the Company used the valuation methods required by applicable resolutions of the CNV which, in the Company's case, do not differ from those required by the FACPCE, and approved by the Professional Council of Economic Sciences of the City of Buenos Aires ("CPCECABA"). See Note 2.9.

2.3. Presentation of financial statements in constant Argentine pesos

Until the six-month period ended March 31, 2002, the Company's financial statements have been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos of August 1995 according to RT No.6 of FACPCE. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This criteria had been accepted under Argentine GAAP until December 31, 2001.

However, considering the new inflationary context (increase of the applicable index for restatements of financial statements was 96% in the period January through June 2002) and the conditions created by the new system established by the Public Emergency and Exchange System Reform Law, which are described in detail in Note 22., on March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 which sets forth, among other provisions, the reintroduction of the inflation adjustment established by RT No. 6 with the changes recently incorporated by RT No. 19 issued by the FACPCE, adopted by Resolution CD No. 262/01 of the CPCECABA for the interim periods or fiscal-years ended March 31, 2002, inclusive, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree 1269/02 repealing Decree 316/95 which had suspended the application of the inflation restatement method, instructing the CNV to issue the necessary regulations for the acceptance of financial statements in constant pesos. Later, the CNV issued General Resolution No. 415, which provides that the financial statements to be filed with such commission should be prepared in constant pesos, using the abovementioned restatement methodology.

On the basis of the above, the financial statements of the Company as of June 30, 2002 and 2001 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC (Argentine Institute of Statistics and Census) compared to the base period index which is the index as of December 2001) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power.

The restatement in constant Argentine Pesos method must be applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Notes 2.6.d) and e).

2.4. Financial instruments with off-balance sheet risk and concentration of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1. Effective September 29, 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with a loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of June 30, 2002, the related liability taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica shareholders' equity.

2. During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of June 30, 2002 and 2001 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Consolidated trade receivables from the Argentine Government as of June 30, 2002 and 2001 amounted to 97 million and 158 million, respectively (in constant pesos of June 30, 2002). The percentages of net revenues derived from services rendered to the Argentine Government for the nine-month periods ended June 30, 2002 and 2001 were 3% in both periods.

Out of the above-mentioned balances as of June 30, 2002 not yet collected as of the date of issuance of these financial statements, approximately 83 million were past due as of June 30, 2002. On the basis of Telefónica's current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives, Telefónica's Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies have been considered to determine the allowance for doubtful accounts as of June 30, 2002. The portion of net value related to these receivables that Telefónica estimated will be collected over 12 months has been classified as noncurrent as of June 30, 2002 (see Note 3.k).

2.5. Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

2.6. Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each period. The ultimate results could differ from those estimates.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Cash and banks, trade receivables, current investments, other receivables, payroll and social security taxes and other payables (except bank and financial payables):

- In local currency (Argentine Pesos): at nominal value, including financial income/expense accrued through the end of each period, if applicable.
- In foreign currency: they are stated at the exchange rate applicable to its settlement in effect at the end of each period according to the intended use by the Company, including accrued financial income/expenses, if applicable. The exchange differences, net of those capitalized as described in Notes 2.6.d) and e), were credited/charged to income/expense of each period. The related detail is disclosed in Note 23.g).

Trade receivables include services provided and settlements with foreign correspondents billed, as well as, services and settlements accrued but unbilled as of the end of each period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period end of the surcharge for late payment included in the invoices for payments until the "second due-date" of the invoice. For amounts that are past-due beyond the second due date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services: includes payments made to IBM Argentina S.A. ("IBM") in excess of the portion of the contract's total cost accrued through the period-end for having received the basic service (see Note 11.1.). Such amount is disclosed net of the unaccrued balance of the income from the sale of the assets transferred to IBM, which is accrued on a straight-line basis over the term of the contract.

"Patriotic Bond": it was valued at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each period according to the intended use of the Bond by Telefónica, plus the financial income accrued until those dates. Telefónica intends to hold the Patriotic Bond until the related maturity date and use it to compensate taxes to be payable (see Note 15.1.). As of June 30, 2001 the investment had been disclosed under noncurrent investments.

Tax credit certificate ("TCC"): as of June 30, 2002 it was valued at face value plus the financial income accrued until the end of the period plus the adjustment for the "benchmark stabilization coefficient" and the interest accrued until that date. Telefónica intends to hold the tax credit certificates until the related maturity date and use them to compensate taxes to be payable (see Note 15.2.)

Payroll and social security taxes payable include pre-retirement agreements with employees of Telefónica. The pertinent amount is calculated on the basis of the present value of such agreements (see Note 3.g).

Universal Service contribution: Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) admitted by the related Regulation and, if resulting in balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions or subsidies which must be first approved by the regulatory entity, as well as any balance receivable to Telefónica that may arise from the above calculation, are booked by Telefónica as receivable in the period in which its reimbursement is approved by such entity (see Note 14.a).

Other payables mainly include: a) the amounts payable for the settlement of certain legal actions involving the contributions that Telefónica is required to make to the employee's "Compensatory Fund", which were recorded at the present value of the future payments agreed upon. Also, other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by Telefónica that were recorded at the present value of the payments agreed upon and b) Benefits under the Collective Labor Agreements for Telefónica's employees who retire on reaching normal retirement age, or earlier due to disability or death. The liability for these benefits is stated at the present value and has been determined based on the number of employees in service as of the end of each period and the probability of their qualifying for this benefit.

Listed shares of Telefónica as of June 30, 2001: relates to Class "B" Telefónica shares sold by the Company under repurchase agreements (see Note 8.2.1.). They were stated at their market value net of estimated selling expenses since the Board of Directors decided the free disposition of these shares. As from September 30, 2001 and according to the operations described in Note 8.2.1., the Company's Management ceased to consider such shares as freely available and consequently, such shares (representing approximately 2.3% of the Company's equity interest in Telefónica) were considered in the consolidation process with Telefónica's financial statements.

b) Inventories:

Raw materials and supplies have been valued at replacement cost, which does not exceed their estimated realizable value.

Directories in edition process have been valued at its production restated cost. This value does not significantly differ from restated reproduction cost and does not exceed their estimated realizable value.

Telephony equipment and other equipment (including telephone accessories and cellular prepaid cards) have been valued at the replacement cost up to the limit of their estimated realizable value.

Inventories are disclosed net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at each period-end.

c) Noncurrent investments:

The equity interest in E-Commerce Latina S.A. ("ECL") as of June 30, 2002 and 2001, was valued by the equity method based on the financial statements as of June 30, 2002 and 2001 expressed in constant pesos, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments represent Telefónica's share in Intelsat Ltd. (formerly International Telecommunications Satellite Organization ("Intelsat")) and its share in New Skies Satellites N.V. as of June 30, 2002 and 2001. They have been valued at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each period , and the information on net benefits and net operating expenses reported by those consortia up to the limit of the recoverable value, determined on the basis of the latest available financial information. As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica should not cease to be an investor in Intelsat without the prior consent of the regulatory authorities has ceased to have effect (see Note 20.b).

d) Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones ("Entel") have been valued at their transfer price to Telefónica restated as indicated in Note 2.3., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready for use. Capitalized interest and exchange differences net of the effect of inflation, if applicable, included in construction in process, for the nine-month periods ended June 30, 2002 and 2001 totaled 52 million (including 41 million of capitalized exchange difference) and 66 million, respectively (in constant pesos of June 30, 2002).

For those assets whose operating condition warrants replacement earlier than the end of the useful life allocated to the fixed asset category concerned, Telefónica calculates depreciation charge based on the estimated remaining useful life assigned, in accordance with the investment plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with. Such allocation will be made provided the relation between financing and acquisition, construction or production of the assets qualifying for allocation of such exchange rate differences (fixed assets, intangible assets and equity interests in other companies organized in the country and existing as of January 6, 2002) is direct. Such financing, whether total or partial, relates to the financing granted by the suppliers of goods invoiced in foreign currency or the financing obtained for similar purposes from financial entities. In the cases in which the relation between financing and acquisition or production and construction of qualifying assets is not direct, such exchange rate differences may also be capitalized, but only if certain conditions are met.

As indicated in Resolution MD No.3/2002 of CPCECABA, the capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of June 30, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

e) Intangible assets and deferred charges:

Goodwill on investment in companies: represents the excess of the investment cost over the investment valued by the equity method related to: (a) Telefónica's equity interest, for the portion not yet fully amortized, which is amortized over 240 months by the straight-line method, (b) as of June 30, 2002 "goodwill" reflects the acquisition costs of the continuing portion of the internet business that used to be operated by Telefónica Data Argentina S.A. ("TDA") (formerly Advance Telecomunicaciones S.A.), Satlink S.A., Compuserve and Aki S.A. ("Aki"), exceeding such business valuation calculated by the equity method based on financial statements as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. These goodwills are stated at historical cost restated into constant pesos of June 30, 2002 and amortized over a 10-year term by the straight-line method as from the respective acquisition dates and (c) the capital contributions, restated into constant pesos of June 30, 2002, as indicated in Note 2.3., made with issuance premium to ECL (as of June 30, 2002, such goodwill is merged into Telefónica in connection with the corporate reorganization mentioned in Note 4.) which respective goodwill is being amortized by the straight-line method over a ten year term.

Trademarks were stated at their acquisition cost restated in constant pesos as indicated in Note 2.3. and the license to use the logo was stated at cost, restated in constant pesos in accordance with the above-mentioned note, net of accumulated amortization, which was calculated based on the remaining duration of Telinver contract, until October 2007.

Expenses and commissions related to the negotiable obligations have been restated into constant pesos, and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, it includes the amount related to the "authorization fee" in connection with waivers granted by the holders of corporate bonds which are amortized on a straight-line basis through maturity (see Note 8.3.1.).

The licenses to use links have been valued at the acquisition cost restated into constant pesos of June 30, 2002 as indicated in Note 2.3. and are amortized by the straight-line method over a fifteen-year term.

The assignment to Telinver of Meller Comunicaciones S.A.'s rights pursuant to the contract for publishing Telefónica's telephone directories and the "not to compete" commitment undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated into constant pesos for each period and are being amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

According to Resolution M.D. No. 3/2002 from the CPCECABA, as described in Note 2.6.d), Telinver capitalized 5 million in intangible assets over the nine-month period ended June 30, 2002, generated by exchange rate losses incurred with respect to the liabilities in foreign currency of Telinver, net of inflation. Additionally, as indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences corresponding to the Company's goodwill generated by its equity interest in Telefónica as provided by General Resolution MD 3/2002 as of June 30, 2002 has been fully absorbed by the value of such asset that has been restated into constant pesos, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

f) Bank and other financial payables:

- In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of June 30, 2002 and 2001.

- In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each period calculated at the contractual interest rate in effect as of June 30, 2002 and 2001. See Note 22.

g) Income tax and Tax on minimum presumed income:

The Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year without considering the effect of temporary differences between Net Income and Taxable Income. Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the tax rate of 1% on qualifying production assets valued according to tax rules in effect as of the end of the period. This tax is supplementary to Income Tax. The Company's tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As Cointel estimated that the income tax and the tax on minimum presumed income will not generate any charge at the end of the fiscal year, no income tax or tax on minimum presumed income was accrued for Cointel in the statement of income for the nine-month periods ended June 30, 2002 and 2001.

In the consolidated statement of income for the nine-month period ended June 30, 2002, the Company included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of September 30, 2001, on the basis of its recoverability analysis considering current information. Additionally, as of September 30, 2001, the Company has an accumulated income tax loss carryforward of about 193 million (historical value) according to the respective tax returns filed as of that date, which might eventually be used to offset future taxable income as follows:

Available until	Tax loss carryforward (historical value)
2002	17
2004	48
2005	60
2006	68
	193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

Telefónica has estimated the existence of income tax loss for the current year and has so determined a proportional charge for the six-month period ended June 30, 2002 for the tax on minimum presumed income of 25 million, which was capitalized as "Other non-current receivables", and it has been estimated as recoverable based on the Telefónica's tax projection. The recoverability of the 25 million amount of tax on minimum presumed income included in consolidated assets in the "Other non-current receivables" account corresponding to the telecommunications business depends on the effect that the outcome or the rate renegotiation may have on Telefónica's operations (see Note 12.1). In the three-month fiscal year ended December 31, 2001 Telefónica's Income Tax, amounting to 59 million (in constant pesos of June 30, 2002), was higher than the tax on minimum presumed income corresponding to that fiscal year and was charged to expense of that fiscal year in the "Income Tax" account.

In the nine-month period ended June 30, 2001, Telefónica's Income Tax, amounting to 208 million (in constant pesos of June 30, 2002), was higher than the tax on minimum presumed income corresponding to that period and was charged to expense of that period and included in the "Income Tax" account.

As provided in the Public Emergency and Exchange System Reform Law, the loss resulting from applying the exchange rate as of January 11, 2002 to the Telefónica's net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to about 1,300 million, will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law's effective date.

The recoverable value of the Company's 64.8% participation in the fixed assets and tax on minimum presumed income of Telefónica in the amount of 5,282 million and 16 million, respectively (amounts calculated considering such 64.8% interest in Telefónica's respective assets), and of the related goodwill recorded by the Company as of June 30, 2002 in the amount of 318 million, was evaluated on the basis of Telefónica's and the Company's management best estimate of future cash flows of Telefónica considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 12.1., derive from the pending negotiation with the Argentine Government, as well as on the results of negotiations of Telefónica to obtain financing or to settle its current liabilities in the normal course of its business and maintain its normal operations, as described in Note 8.1., the recoverability of such assets, included in the consolidated assets of the Company, will depend on the outcome of the above-mentioned issues.

h) Reserves:

Charges have been recorded for contingencies where it is probable for the Company and its subsidiaries to incur a liability. When estimating the amounts, consideration has been given to the probability of occurrence, after consideration of legal counsel's opinion regarding the matter.

i) Financial Instruments:

Telefónica employs currency swaps to reduce the exposure to fluctuations in the exchange rates of the yen and the euro to the US dollar in relation to the obligations assumed in yens and euros detailed in Note 2.4. Thus, Telefónica ensured a fixed exchange rate of those currencies to the U.S. dollar for such obligations. Telefónica values the covered obligations at each period's closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium on the swap agreements is deferred and amortized by the straight-line method over the term of such agreements.

j) Shareholders' equity accounts:

- Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.3. is disclosed in the "Adjustment to capital stock" account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

- Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

  - Face value of preferred shares.

  - Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.3.

  - Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.3. and their redemption value.

- Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated in constant pesos as stated in Note 2.3.

- Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.3.

- Reserve for future dividends: the Company's Shareholders' Meeting of December 18, 2000, voted a 252 million (in constant pesos of June 30, 2002) increase in the balance of the reserve for future dividends out of retained earnings as of the prior year-end. The Board of Directors is entitled to reverse such allocation and pay dividends to shareholders at such time as it may deem fit based on the Company's situation and financial ability. However, as described in Notes 7.d) and 21., the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

k) Statement of income accounts:

Income statement accounts for the nine-month period ended June 30, 2002 have been restated into constant pesos at the end of the period (see Note 2.3.) as follows:

- Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

- those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment coefficients corresponding to the month of accrual of the original transactions;

- charges for the use, depreciation and amortization of non-monetary assets (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets;

- financial income and expenses are disclosed net of the monetary income generated by the effect of inflation on the assets and liabilities that originated them.

- The line "Net loss of Telefónica's spun-off businesses" includes the income/loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or joint control until the spin-off. The criteria applied to value such items are explained in Note 2.6. See Note 4.

Income statement accounts for the nine-month period ended June 30, 2001, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (intangible assets and deferred charges amortization). Additionally, for comparative purposes with the statement of income for the nine-month period ended June 30, 2002, the statement of income for the nine-month period ended June 30, 2001, has been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and June 30, 2002.

2.7. *Telefónica's fiscal year-end change*

On September 18, 2001, the Telefónica's Special Shareholders' Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Telefónica's fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de *Comunicaciones* ("CNC") issued resolution No. 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

2.8. Amounts expressed in million of Argentine pesos

The amounts in million of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.9. Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved RT Nos. 16, 17, 18 and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On the other hand, on December 21, 2001, CPCECABA approved, with certain modifications, such RTs through its resolutions Nos. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

2.10. Comparative financial statements

As from the year ended December 31, 2001, Telefónica discloses the balance of financial instruments by classifying them into current and non-current on the basis of the maturity of the loans associated with them. This disclosure has been carried out retroactively to June 30, 2001 with the reclassification of 33 million (in constant pesos of June 30, 2002) from current to non-current on the line "Other payables - Financial Instruments".

In addition, as from the year ended December 31, 2001 Telefónica discloses the balance of inventory segregating the corresponding allowance for impairment in value and slow turnover of Telinver. This disclosure has been made retroactively on the consolidated financial statements of the Company as of June 30, 2001, reclassifying 8 million (in constant pesos of June 30, 2002) to the line "Allowance for impairment in value and slow turnover" in the Inventory account.

Likewise, the Company has included more detailed breakdowns in the statement of cash flow as of June 30, 2001.

Telefónica has presented, in previous fiscal-years, its interest in income (loss) from companies in which Telefónica has control or joint control, appropriated to the different income-statement lines in order to provide more complete and representative information on the group's results of operations (this procedure has been consulted with and approved by the CNV and the Bolsa de Comercio de Buenos Aires ("BCBA")). Taking into account the effects of the business reorganization described in Note 4, the income statements for the nine-month period ended June 30, 2001, includes:

- In line "Net loss of Telefónica's spun-off businesses", the loss from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off.

- In line "Income (loss) from long-term investments", the income (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of Telefónica's management, the income from this company is not material vis-a-vis Telefónica's income (loss).

3. BREAKDOWN OF THE MAIN ACCOUNTS

As of the end of each period, the main accounts were made up as follows (foreign currency balances are presented in Note 23.g) (balances stated in constant pesos of June 30, 2002):

a) Cash and banks:

	2002	2001
Cash	1	2
Banks (1)	23	12
	24	14

(1) In 2002, includes 11 million from provincial bonds and 3 million from federal bonds, which circulate in lieu of currency.

b) Trade receivables:

	2002		2001	
	Current	Noncurrent (3)	Current	Noncurrent
Past due (1)	595	43	968	-
Current (2)	294	-	857	-
Subtotal	889	43	1,825	-
Allowance for doubtful accounts (Note 23.e)	(341)	(33)	(415)	-
Total	548	10	1,410	-

(1) As a result of the refinancing of past-due receivables, about 35 million of refinanced receivables are disclosed as current receivables as of June 30, 2002.

(2) Includes approximately 6 million and 53 million that were to be adjustable for variation in the Gold Franc and U.S. dollar exchange rate, respectively. However, Law No.25,561, effective January 6, 2002 resolved to cancel any adjustment clause for variations in U.S. dollar or any other foreign currency exchange rate in public services agreements (see Note 12.1.).

(3) See Note 2.4.

c) Inventories:

	Current	
	2002	2001
Raw materials and supplies	2	10
Directories in edition process	20	25
Telephony and other equipment	14	67
Subtotal (Note 23.f)	36	102
Allowance for impairment in value and slow turnover (1)	(7)	(8)
Total	29	94

(1) See Note 23.e)

d) Other receivables:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	-	16	-
Prepayments to vendors	11	-	22	-
Prepaid rentals	4	1	10	14
Prepaid services	14	3	12	4
Related companies – Telefónica Comunicaciones Personales S.A. ("TCP"), TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), TDA and Atento Argentina S.A. ("Atento")	46	-	198	-
Tax credit certificates (1)	7	20	-	-
Legal deposits	4	-	-	-
Value Added Tax	5	-	-	-
Tax on minimum presumed income	-	29	-	2
Patriotic Bond (2)	24	91	-	-
Other	32	3	93	4
Total	154	147	351	24

(1) See Note 15.2.

(2) See Note 15.1.

e) Trade payables:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	383	-	468	
Management fee	66	-	59	-
Billing on account and behalf of cellular and audiotext companies	32	-	65	-
Services collected in advance	3	62	22	59
Other	13	-	23	-
Total	497	62	637	59

f) Bank and other financial payables:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	2	-	37	-
Bank loans and long-term financing	198	519	433	139
Import financing	77	42	76	61
Related company – TISA (2)	3,699	34	1,476	-
Negotiable obligations (1)	145	3,842	857	2,286
Total	4,121	4,437	2,879	2,486

(1) See issuance conditions in Notes 8.2.2. and 8.3.1.
(2) In 2002, includes 330 million corresponding to the Company (see Note 10.2.), 3,255 million corresponding to Telefónica (see Note 10.2.4.) and 148 million corresponding to Telinver.

g) Payroll and social security taxes payable:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	41	-	74	-
Social security taxes payable	12	-	25	-
Pre-retirement agreements (1)	12	35	20	70
Other	2	-	14	-
Total	67	35	133	70

(1) Pre-retirement agreements mature through 2009, and do not have adjustment clause. The amount includes 7 million related to benefits granted to employees included in such agreements, which are to be allocated by them to retirement payments corresponding to the year between the date of the agreements and June 30, 2002 and are to be paid by Telefónica until the employee qualifies to obtain legal retirement benefits.

h) Taxes payable:

	Current	
	2002	2001
Income tax accrual (net of prepayments)	-	4
Turnover tax accrual (net of prepayment)	14	35
Health and safety assessment	15	27
Value added tax	18	33
Tax on minimum presumed income	25	-
Other	19	33
Total	91	132

i) Other payables:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Financial instruments	3	42	2	34
International Telecommunications Union	21	-	41	-
Debt with TYSSA, Atento, TCP and TELEFE	5	-	16	-
Other	27	32	24	88
Total	56	74	83	122

j) Cost of services provided:

	2002	2001
Telecommunications services (Note 23.h)	1,707	1,925
Cost of services provided (Note 23.f)	56	149
Total	1,763	2,074

k) Aging of assets and liabilities:

	Assets		Liabilities	
	Investments	Receivables	Loans (b)	Other payables (c)
Past-due (a):				
Up to three months	-	234	-	4
From three to six months	-	99	-	14
From six to nine months	-	67	-	9
From nine to twelve months	-	42	-	4
From one to two years	-	106	-	7
From two to three years	-	43	-	10
From three to four years	-	55	-	-
At sight:	-	37	56	71
Current:				
Up to three months	281	316	2,722	499
From three to six months	-	38	1,268	29
From six to nine months	-	20	54	29
From nine to twelve months	-	29	21	35
From one to two years	-	114	132	25
From two to three years	-	8	2,291	24
From three to four years	-	-	105	20
From four to five years	-	-	322	17
Over five years	-	25	1,587	84
Subtotal	281	1,233	8,558	881
Allowance for doubtful accounts	-	(374)	-	-
Benefits under the Collective Labor Agreements	-	-	-	1
Total	281	859	8,558	882
Percentage accruing interest at fixed rate	100%	2%	51%	-
Percentage accruing interest at variable rate	-	63% (d)	49%	-
Average interest rate	2%	68% (d)	10%	-

(a) Receivables balances include 43 million classified as non-current taking into account Telefónica's management estimates regarding probable collection terms (see Note 2.4.)

(b) Includes bank and other financial payables.

(c) Includes total liabilities except loans and reserves.

(d) Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The indicated rate corresponds to bills collected with such surcharges.

4. CORPORATE REORGANIZATION

4.1. Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. The Telefónica shares subject to the TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 10.2.1. -"Agreement signed by the Company's Shareholders"-, 98% of Telefónica voting rights are indirectly controlled by TESA.

4.2. Telefónica reorganization

As a consequence of TESA's plan to carry out a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company's and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer hold an interest in TCP, TDA and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders' Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica's equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. On July 26, 2001 the CNV issued Resolutions 13,907, 13,908 and 13,909 whereby it approved the public offering filing of TDA and Telefónica Móviles Argentina S.A. ("TMA", an Argentine company indirectly controlled by TESA) and consented to the corporate reorganization described in this note. Registration with the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $1.997 per share (in constant pesos of June 30, 2002). According to the Argentine Business Association Law No. 19,550 ("LSC"), these shares must be sold within 1 year of acquisition.

Telefónica's capital reduction amounted to approximately 772 million, from 4,188 million down to 3,416 million (all in constant pesos of June 30, 2002) by redeeming 394,789,234 class B shares, face value $1 per share (historical value). The effect of the reorganization on Telefónica's Shareholders' equity as of October 31, 2000, which amounted to 1,223 million (in constant pesos of June 30, 2002), was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the "Irrevocable capital contributions for future subscriptions" and "Comprehensive adjustment to irrevocable capital contributions for future subscriptions" accounts until the balances were exhausted, and "Comprehensive capital stock adjustment" account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 47 million (in constant pesos of June 30, 2002), has been allocated to Telefónica's amount of "Unappropriated retained earnings" as of the effective reorganization date.

As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001) the Company's equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company's financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was compensated by Telefónica's shareholders' equity reduction resulting from the reorganization transactions. The effect of Telefónica's spun-off assets and liabilities amounting to 5 million (in constant pesos of June 30, 2002), which is the result of: a) the increase of the Company's ownership interest in Telefónica as from November 1, 2000, the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 and to the effective reorganization date, and c) the differential of the Company's ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001. Such effect has been allocated to Cointel's balance of "Unappropriated retained earnings" in Cointel's statement of changes in shareholders' equity for the year ended September 30, 2001.

Described below are the commitments approved by Telefónica, TCP, Telinver, TMA and TDA Board of Directors and Special Shareholders' Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a) Agreement between Telefónica, Telinver, TCP and TDA whereby:

- Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

- TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area, Rosario, Santa Fe, Córdoba, Río Cuarto, Catamarca, Resistencia, Paraná, Concordia, Tucumán, Corrientes, La Rioja, Jujuy, Salta, Posadas, Formosa, Santiago del Estero, Neuquén, Mendoza and Bahía Blanca. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

- TDA spun-off certain assets and liabilities related to the Internet Access business (including all its customers other than corporate customers), point-to-point lines in the southern region, 80% of the Starnet network, 80% of the ownership of TDA in the Satellite Network (equivalent to 40% of all such network) and 100% of the IP network (Internet Protocol Network). Those assets and liabilities were merged into Telefónica.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

b) Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off: (i) the assets and liabilities related to the data business, including Telefónica's international data business (comprised of 100% of the identifiable assets necessary for the provision of international data services, 14.40%, 29.56%, 23.60%, 19.30%, 80%, 16.67%, 63.64% and 15.79% of the Unisur A Segment, Unisur B Segment, Unisur C Segment, Americas I, Americas II, Panamericano, Atlantis II and Columbus cables, respectively, 10.94% of the rights of use of the Transbrasil cable and certain receivables and liabilities related to such business), the portion of Telefónica's goodwill related to the TDA data business and the ownership interests in TDA, and (ii) Telefónica's consulting business (related to Telefónica's interest in TYSSA) that were merged into TDA. In this sense, TDA reduced its capital stock and shareholders' equity as a consequence of having received its own shares from Telefónica. Additionally, Telefónica spun-off the mobile communications business related to Telefónica's interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 ("Date of the Second Reorganization").

The shares resulting from TDA and TMA capital increases related to the incorporation of Telefónica's assets and liabilities spun-off mentioned in the preceding paragraph, have been exchanged for Telefónica's shares held by Telefónica Datacorp. S.A. and Telefónica Móviles S.A. (companies indirectly controlled by TESA), respectively and by Telefónica's minority shareholders.

c) As from February 1, 2001 ("Date of the Third Reorganization"), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL. The preliminary spin-off/merger agreement was approved by Telefónica's Board of Directors and Special Shareholders' Meeting on February 15, 2001 and March 30, 2001, respectively.

The companies agreed to use spin-off-merger-purpose balance sheets as of October 31, 2000 in the case of the reorganizations described in a) and b) and December 31, 2000 in the case of the reorganization described in c) above, for the purpose of obtaining the reorganization approvals by the Board of Directors and Shareholders' Meetings of the companies. Considering the effective Date of the First Reorganization, the Second Reorganization and the Third Reorganization (the "Reorganization Dates") established in the related spin-off-merger agreements, the shareholders' equity computed for purposes of these reorganizations included the changes arising out of the operations of the spun-off businesses from November 1, 2000 (in the case of the reorganizations described in a) and b)), and from January 1, 2001 (in the case of the reorganization described in c)) to the respective Reorganization Dates.

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses (balances in constant pesos of June 30, 2002) on the consolidated statements of income and cash flows for the nine-month period ended June 30, 2001.

- Consolidated loss of Telefónica's spun-off businesses:

  The results of operations related to Telefónica's spun-off businesses for nine-month period ended June 30, 2001, are as follows:

	June 30, 2001 (a)
Net revenues	571
Cost of services provided	(363)
Administrative expenses	(71)
Selling expenses	(170)
Operating loss	(33)
Financial loss on assets	(4)
Financial loss on liabilities	(43)
Net loss of spun-off businesses	(80)
Minority interest of spun-off businesses	39
Company's interest in loss of spun-off businesses	(41)

(a) Includes operations for the four-month period up to the effective reorganization date. Stated in constant pesos of June 30, 2002.

- Consolidated cash flows of the spun-off businesses:

  Cash flows from the spun-off businesses totaled 43 million (in constant pesos of June 30, 2002) (see consolidated statements of cash flows).

5. PREFERRED SHARES

As detailed in the Statement of changes in shareholders' equity and in Note 6., the Company's capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, as may be seen from the issuance minutes, are as follows:

a) Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b) The original issuance conditions of preferred shares provided that the redemption value of preferred capital was established in US dollars. However, such redemption value has been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02. Consequently, the redemption value of preferred capital has been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to it the adjustment of the benchmark stabilization coefficient (see Note 22.a) to the consolidated financial statements) accrued until the redemption date.

c) The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company's fiscal year-end. The Special Shareholders' Meeting held on June 29, 1998, resolved to modify the Company's year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company's year-end date.

d) Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e) Preferred dividend payment dates are as follows:

   1. Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

   2. Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

   On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f) Preferred capital amortization dates are as follows:

   1. Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

   2. Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

g) Preferred dividend payment and preferred capital amortization shall be made in pesos, and its value will be determined as set forth by Decrees No.214/02 and No.320/02, issued by the Federal Executive Power and adjusted as described in point b) of this note.

h) For the preferred capital amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

i) If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

j) In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

k) The Company, among other provisions detailed in the issuance conditions, has agreed:

   1. Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

   2. To control decisions inside the Board of Directors and General Shareholders' Meetings of the controlled company.

   3. To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company and to incur no debt through debentures or Negotiable obligations or debt securities of any kind or otherwise that shall cause all the debts of the Company to exceed at any time the amount of US$50 million over and above the liabilities of the Company as of the date of approval of the Issuance Conditions without the prior approval of the holders of Preferred Stock as above.

   As of the date of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

l) The holders of Preferred Stock shall have no right to receive stock dividends of any class whether from capitalization of reserves, capital adjustments or otherwise.

m) The holders of Preferred Stock shall have no voting rights except (i) as provided in Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority, (iii) if there is any preferred capital unredeemed at the maturity date and (iv) as provided in clause 8 of the issuance conditions of each class of the preferred shares. In these cases the holders of Preferred Stock shall have one vote per share.

   The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of June 30, 2002 as established in the issuance clauses and current law, is as follows:

Class of Preferred Stock	Capital stock (1) Face value in millions of Argentine pesos	Capital stock (1) Redemption value in millions of Argentine pesos (2)	Amounts stated in millions of Argentine pesos: Accumulated unpaid dividends as of December 31, 2001 (3)	Twelfth preferred dividend period (4)	Total accumulated unpaid but not due preferred dividends
"A"	2	4	-	-	-
"B"	13	30	2	1	3
	14 (5)	34	2	1	3

(1) See Note 6.
(2) See b) in this Note.
(3) It is related to the preferred dividends accrued during the twelve-month period ended December 31, 2001, which are unpaid as of June 30, 2002, plus the adjustment for the benchmark stabilization coefficient as of June 30, 2002.
(4) Preferred dividends accrued during the six-month period ended June 30, 2002 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 58,000 and 961,000, respectively.
(5) The table may not sum due to rounding in millions.

As of June 30, 2002 preferred stock adjusted for inflation as stated in Note 2.3. amounts to 51 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 34 million. The Company believes that the difference of 17 million in the value of preferred stock represents a redistribution of the total value of the Company's capital stock between its common and preferred shareholders. The difference as of June 30, 2002 is comprised of a 2 million (in constant pesos of June 30, 2002) beginning balance and a decrease of 19 million in constant pesos, corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company's preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Notes 7.d) and 21. and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh period, which original maturity date was April 30, 2002. For the above reasons such amounts are to be considered not due.

6. CAPITAL STOCK

Below is the Company's capital status as of June 30, 2002:

	Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical values)
Common shares, series "A" (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series "B" (Face value $0.10, one vote per share)	89,147,519.90
Subtotal	530,640,299.60
Class "A" Preferred Shares (Redemption face value $3,280,000) (1)	1,731,840.00
Class "B" Preferred Shares (Redemption face value $24,180,000) (1)	12,767,040.00
Subtotal	14,498,880.00
Total	545,139,179.60

(1) See Note 5.b)

The Special Shareholders' Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

7. LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE - OTHER RESTRICTIONS

a) The regulations governing ENTel's privatization state that, upon the occurrence of certain defaults under the List of Conditions for ENTel's privatization and after imposing other penalties such as warning and fines, the license which the controlled company holds for providing the telecommunications service may be revoked upon the fulfillment of the proceedings set forth in the List of Conditions "List". Upon such revocation, the Company must transfer Telefónica's shares to the National Telecommunications Commission ("CNT"), now the CNC, so that it may proceed to sell the shares by public offering. However, this revocation will not be effected if the Company incurs in any of these situations under prior authorization by the Regulatory Authority.

The principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract still in force are as follows:

1. Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines. The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way. Additionally, Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica's main business and principal place of business in Argentina may not be changed.

2. THA and Telefónica International Holding B.V. ("TIHBV"), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3. The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica's total capital with voting rights, without prior authorization by the Regulatory Authority.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to the Company's network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company's management, the Company and Telefónica have met all of the above-mentioned obligations.

b) Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica's rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000.

In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica's obligations under the license mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, the financial conditions or results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

c) Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year's realized income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d) Dividends: as far as the restrictions related to the dividends of preferred and common shareholders are concerned, see Note 5.

As of June 30, 2002, the Company has negative retained earnings of 3,097 million and a reserve for future dividends of 746 million (in constant pesos of June 30, 2002). Consequently, the dividend distribution is restricted. See Note 21.

8. FINANCIAL DEBT

8.1. Financing

The Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from banks or institutional lenders, from capital markets, additional issuances of equity securities, and loans from related companies granted under market conditions. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties' and majority shareholder's financing.

As of June 30, 2002, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of 3,962 million (equivalent to US$1,042 million as of June 30, 2002).

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica's investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 22., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company and Telefónica to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the Central Bank of Argentina ("B.C.R.A.") provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the B.C.R.A. established that until August 12, 2002, such institution must authorize any payment of principal or interest on financial debts abroad, except for the above-mentioned organizations.

While the above restriction is in force, or should it be maintained beyond August 12, 2002, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current consolidated debt maturities affected by this situation amount to 3,991 million. In addition, the amount of 4,437 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the above-mentioned reason, the amounts that were disclosed as noncurrent in the balance sheet as of June 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

THA, a shareholder of the Company, is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to Cointel to use its best efforts to provide financing directly or indirectly, subject to THA's own fund availability, which depends on the evolution of the issues affecting THA's own financial situation.

On the other hand, TESA has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of June 30, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2. The Company

8.2.1. Repurchase agreements involving Telefónica Class B shares

During the first quarter of 1998, the Company executed agreements with Merrill Lynch International ("ML") and Nomura Bank International Plc. ("Nomura") whereby the former delivered 40.2 million Telefónica Class B shares, with the obligation to repurchase such shares on May 28, 2003 for US$123 million under the respective repurchase agreement. These agreements accrued interest at a fixed rate of 8.125% and 7.825% on principal amounts of US$82 million and US$41 million, respectively; such interest was to be paid semiannually, on February 27 and August 27 of each year for the debt of US$82 million and on March 11 and September 11 of each year for the debt of US$41 million, through May 28, 2003, when the transaction fell due.

Due to the above-mentioned transactions the Company booked since 1998 a loan secured by Telefónica shares which was allocated in the balance of the "Noncurrent – Banks and other financial payables" and classified 40.2 million Telefónica Class B shares freely disposable as noncurrent, valuing them at their market value net of estimated selling expenses at the end of each period.

On June 30, 2000, Nomura and ML subscribed an agreement pursuant to which Nomura has transferred all its rights under the contract described in the first paragraph to ML.

On June 5, 2001, the Company and ML executed a termination agreement whereby Cointel paid ML a total of US$132.6 million (out of which US$125.6 million was for principal and interest and US$7 million was the early settlement charge). ML delivered to Cointel 40.2 million Telefónica shares and both parties agreed to terminate the repurchase agreements executed in 1998. In view of the above and of the plans of the Company's controlling shareholder, TESA, the Company's management has ceased to consider such shares as freely available and decided that they will be used to maintain a controlling shareholding in Telefónica.

In addition, on March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of 12.1 (in constant pesos of June 30, 2002) per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA's shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4.1. If, on May 28, 2003, the market price of TESA ADRs is higher than US$102.79 (the exercise price), ML may acquire from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of June 30, 2002 amounts to US$4,149.

8.2.2. Negotiable obligations

The Regular and Special Shareholders' Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the "Program"). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders' Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company's Board of Directors decided the issuance of two series of Negotiable obligations: "A" Series for US$225 million and "B" Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a) Face value: US$1 and $1 for the "A" and "B" Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b) The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the "A" Series, and in US dollars or Argentine pesos in the case of the "B" Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c) The securities accrue an annual interest of 8.85% and 10.375% on "A" Series and "B" Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d) This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company's current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, the sale of all or a significant proportion of the Company's assets, the loss of control over Telefónica's corporate decisions and noncompliance with certain financial ratios.

The meetings of the Holders of the Company's Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA's reorganization described in Note 4. The Company paid bondholders that approved the reorganization an "authorization fee" equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.3 million plus 2.5 million (in constant pesos of June 30, 2002) corresponding to fees and other related expenses. Additionally, the Company obtained the approval for the amendments to other debt agreements that permitted TESA's reorganization.

8.2.3. Other financial debt

On April 30, 1997 a debt instrument was issued in favor of a preferred shareholder who accepted an early redemption of Class B preferred shares, for a face value of US$23 million with an interest rate equal to the dividend of the preferred shares being redeemed and amortization of the principal amount in ten equal and consecutive annual installments as from April 30, 1998. This debt instrument was settled on May 9, 2002 (see Note 10.2). As of its cancellation date, principal amount plus interest accrued through that date amounted to US$14.5 million.

8.3. Telefónica

8.3.1. Negotiable obligations

As of June 30, 2002, there are four Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in millions)	Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$ 300	10	11/2004	11.875	(b)
05/98	US$ 400 (a)	10	05/2008	9.125	(b)
07/99	US$ 16 (d)	3	07/2002	9.875	(b)
06/02	US$71	4	07/2006	9.875	(c)

(a) In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of June 30, 2002, for such issuance is US$368.5 million.
(b) Financing of capital expenditures in Argentina.
(c) Refinancing of liabilities.
(d) See "Exchange of negotiable obligations" in this Note.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefónica's commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

Telefónica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998, July 1999 and June 2002 have been issued under that program. Telefónica obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

- Exchange of negotiable obligations

On May 20, 2002 Telefónica's Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the "2002 Notes".

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

- a principal amount of US$850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the "2006 Notes", plus
- US$100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus
- US$50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefónica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, Telefónica proceeded to redeem the notes that were not exchanged by means of a payment of US$16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date will be January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by Telefónica in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by Telefónica was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver Telefónica made a cash payment of US$1 million.

8.3.2. Long-term financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 519 million as of June 30, 2002. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Telefónica has received from a foreign organization not related to Telefónica a credit facility for an amount of US$14 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on Telefónica's financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from Telefónica to be immediately due and payable. On July 19, 2002, Telefónica has requested from the creditor a specific waiver regarding such instances of noncompliance, which was obtained as it relates to financial statements as of June 30, 2002.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3. Other financing – Related Parties

As of June 30, 2002, Telefónica and Telinver owed a total amount of approximately 3,255 million (US$857 million) and 148 million (US$39 million), respectively, to related parties, which matures until November 2002 (see Note 10.2.4.) and July 2002, respectively. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica's payables ("events of anticipated maturity") if there are changes in Telefónica's equity, economic and financial situation that due to their adverse nature may affect Telefónica's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts. The creditor has advised Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9. REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, ENTel in liquidation issued Resolution No. 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel's commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of June 30, 2002 these assets have a net book value of about

576 million (in constant pesos of June 30, 2002), of which approximately 518 million (in constant pesos of June 30, 2002) have been registered in Telefónica's name. In Telefónica's opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica's Management opinion, the final outcome of this matter will not have a significant impact on Telefónica's results of operations and/or its financial position.

10. ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1. Affiliates (amounts expressed in million of Argentine pesos)

10.1.1. Telinver (See Note 4.)

On December 29, 2000 and June 28, 2001, Telefónica made irrevocable capital contributions to Telinver in an amount of 33 million (in constant pesos of June 30, 2002) and 70 million (in constant pesos of June 30, 2002), respectively, the first one through the settlement of certain receivables outstanding with Telinver.

Telefónica is evaluating Telinver's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica's own fund availability, which depends on the evolution of the issues affecting Telefónica's financial situation and cash flows described in Notes 8.1. and 12.

As of June 30, 2002, Telinver shows a the negative shareholders' equity of 43 million. Sholud this situation remain unchanged, Telinver will fall under the conditions for mandatory dissolution for loss of company capital due to accumulated losses set forth in Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of sections 94 and 206 of the LSC until December 10, 2003.

10.1.2. ECL

As of June 30, 2002, Telefónica holds together with Alto Palermo S.A. ("APSA") a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of US$12 million, 75% of which is to be contributed by Telefónica.

10.2. Parent companies and related companies

Parent Companies

Until December 15, 2000, THA provided all administrative services required by the Company, billing approximately US$174,000 annually. Starting from this date, these services are provided by Telefónica. During the nine-month period ended June 30, 2002, the Company received services from Telefónica for approximately 107,000 (in constant pesos of June 30, 2002) for administrative services.

During the year ended September 30, 2001, TESA (as lender) and the Company (as borrower) had executed four loan agreements. These loans accrued interest at three-month LIBOR plus a differential, payable quarterly; the principal had a fixed repayment term as from disbursement date, renewable automatically unless TESA notifies in writing its intention not to extend the contract at least three business days before expiration date. In addition, under the terms of these loans, TISA guaranteed TESA that all obligations and liabilities under the loans would be met, undertaking joint and several liability with the Company. In consideration for the guarantee provided by TISA and while such guarantee remains in effect, Cointel would pay TISA a fee per annum on the amount guaranteed. On November 8 and 15, 2001, the Company made early partial repayment, for a face value of US$92 million, of the principal of the loan that had been granted by TESA for a total amount of US$127.5 million, plus US$0.9 million in interest and fees for the guarantee.

On December 12, 2001, and as a result of an internal restructuring process of Telefónica Group's business in Argentina, the Company executed an assignment agreement with TESA and TISA whereby TESA assigned TISA all the rights and obligations applicable under the above-mentioned loan agreements; as of such date, the principal amounted to US$58.8 million. In addition, it was agreed that the guarantee commission to be paid by the Company to TISA under the original agreements would be added to the differential interest originally established. Subsequently, the Company and TISA executed an amendment to these loan agreements whereby the differential was increased as disclosed below and they agreed that TISA could determine, prior written notice, the capitalization of accrued interests as of each due date. As of June 30, 2002, capitalized interests under the above-mentioned loans amounted to US$1 million.

The detail of the loans, after the restructuring process described in the preceding paragraph, is as follows:

Original agreement date	Principal (in millions of US$)	Differential interest (%)	Period maturity (d)
06-01	127.6 (a)	9.0 (c)	Semiannual
07-01	10.0	9.0 (c)	Semiannual
07-01	9.0	9.0 (c)	Semiannual
09-01	4.2 (b)	9.0 (c)	Semiannual

(a) On November 8 and 15, 2001, the Company made early partial repayments, for a face value of US$92 million. Consequently, as of June 30, 2002, the principal amounted to US$35.9 million, which includes US$0.4 million corresponding to capitalized interests.
(b) TESA delivered to the Company US$1 million, US$1.7 million and US$1.5 million on September 17, 26, and 28, 2001, respectively.
(c) The interest rate computable is LIBO plus 9.0%.
(d) Renewable automatically for an equal period, unless the lender notifies in writing its intention of not renewing the contract within three business days before its maturity date.

Additionally, on May 9, 2002, the Company settled certain financial debts with funds received from TISA. The received funds amounted to US$14.5 million, accrue interests at a 180 days LIBO rate plus a differential of 8% and will be amortized in equal annual consecutive installments until April 30, 2007.

On January 30 and 31, 2002, Telefónica and the Company subscribed two loan agreements whereby Telefónica delivered to the Company US$6.8 million and 18.8 million (in constant pesos of June 30, 2002). The above-mentioned loan agreements matured on March 1, 2002. On such date, the principal amount plus accrued interest of these loan agreements were renewed, establishing April 12, 2002 as maturity day. On April 12, 2002, the Company subscribed an assignment agreement with TISA and Telefónica by which Telefónica transferred to TISA all rights and obligations arising from the loan agreements executed on January 30 and 31, 2002. The assignment amount totaled US$10.4 million, which includes principal amount plus accrued interests as of April 12, 2002. As of June 30, 2002, the book value of the above-mentioned loans amount to US$10.7 million, corresponding to the principal amount plus accrued interests maturing in October 2002.

As of June 30, 2002, the book value of the above-mentioned loans amounts to US$86.9 million (equivalent to 330 million as of June 30, 2002) of which US$84.7 million corresponds to the principal amount and approximately US$2.2 million to interests. Additionally, as of June 30, 2002, the Company maintains with Telefónica a loan for approximately 1 million.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company's controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company's main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company's financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company's ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. Through a letter dated February 25, 2002, TISA has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company's ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company's failure to meet certain financial ratios.

During the nine-month periods ended June 30, 2002 and 2001, the Company accrued interest and fees with companies relating to Section 33 of the LSC for an amount of 12.2 million and 1.3 million, respectively.

During the nine-month periods ended June 30, 2002 and 2001, the Company collected cash dividends for an amount of 190 million and 150 million (in constant pesos of June 30, 2002), respectively, from its investment in Telefónica.

Telefónica's shareholders' equity

As of June 30, 2002, Telefónica carries accumulated losses amounting to 3,940 million. Should such losses exceed 50% of the capital stock plus reserves, Telefónica would be encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

Balances with Cointel's related Companies

As of June 30, 2002 and 2001, Cointel did not maintain balances with related companies. Additionally, during the nine-month period ended June 30, 2001, the Company accrued interest with related parties for an amount of 2.5 million (in constant pesos of June 30, 2002) and during the nine-month period ended June 30, 2002, the Company did not accrue interest with related companies.

10.2.1. Agreement signed by the Company's Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including República Holdings, Ltd. and a Citibank N.A. affiliate ("CEI affiliates") and TESA entered into a Stock Exchange Agreement (the "Contract"), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA' s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2. TCP (See Note 4.)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million and (jointly with Telecom Argentina Stet France Telecom S.A. ("Telecom")) US$45 million. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above.

10.2.3. TDA (See Note 4.)

On August 20, 1999, the CNC charged Telefónica and TDA with noncompliance with Decree No. 62/90 and Decree No. 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, Telefónica provided the relevant defenses, and as of the date of these financial statements, the issue is pending resolution by the CNC. In the opinion of Telefónica's management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an adverse outcome is unlikely and remote.

10.2.4. Telefónica's outstanding balances and transactions with related companies (amounts stated in millions of constant Argentine pesos of June 30, 2002)

The common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to provide assets and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company's shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company's shareholders.

Furthermore, Telefónica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the Operator. Such agreement was extended through 2003 and may be extended again through 2008, at the operator's option.

The expenses of Telefónica recognized in the consolidated financial statements under the management agreement with the operator, the transactions with other shareholders related to the furnishing of goods and services, and certain charges related to bank commissions, interest and administrative services during the nine-month periods ended June 30, 2002 and 2001 are as follows:

	2002	2001
Management fee	(110)	(175)
Supply of goods and services	92	55
Financial charges	(154)	(10)

Transactions with Banco República relating to rental expenses and other ancillary services amounted to 8 million during the nine-month period ended June 30, 2001 and 2 million for the period from October 1 through December 30, 2001 (date on which the República Group divested of its interest in Telefónica Group). As of December 31, 2001, Banco República is no longer a company related to Telefónica.

Telefónica's balances with the operator and other of the Company's shareholders and other related companies as of June 30, 2002 and 2001 are (in millions of Argentine pesos):

	Asset / (Liability)	
	2002	2001 (1)
Bank deposits	-	2
Prepaid rent	-	23
Related companies receivables	60	188
Related companies payables	(166)	(84)
Top Program coverage cost-TESA (see Note 16.)	(10)	-
Credit balances with banks	-	(37)
Bank and other financial payables – TISA (2)	(3,255)	(1,225)

(1) Includes transactions with TCP, TDA and TYSSA, which were subsidiaries through the spin-off date (see Note 4.). Additionally, it includes receivables from and payables to companies related to Citigroup and the República Group that sold their interest in Telefónica as of December 31, 2001.

(2) See Note 8.3.3.

On May 28, 2001, the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder of Telefónica may demand that TESA makes a purchase offer to all of Telefónica's minority shareholders, in which case TESA could make an acquisition statement of Telefónica's capital stock owned by third parties or make a tender offer of such Telefónica's shares. Such acquisition offers or statements may be carried out by providing to minority shareholders an exchange option to receive controlling shareholders' listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the established procedure has been met, Telefónica would be automatically left outside from the share public trading and listing system. However, Telefónica's negotiable obligations would still remain in such system.

11. COMMITMENTS

11.1. IBM – Telefónica Contract

On March 27, 2000, Telefónica's Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica's information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as "the Companies") have executed certain contracts (the "Contracts") with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contracts. In consideration for the assets transferred, IBM committed to pay 37.5 million and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. At contract expiration, IBM shall transfer to the Companies for a price of 22.5 million the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the Companies that had been assigned to rendering the services. Over the duration of the Contracts the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts and other charges for the use of additional resources. The total consolidated committed amount to be accrued through the end of the agreement term (August 2007) totals 153 million.

11.2. Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 225 million are pending.

12. TARIFF SYSTEM

12.1. Tariff agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the "historical" providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as it successor was required to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) Price Cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) Price Cap as from November 8, 2002 through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 13.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of June 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica's defense against the above-mentioned legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled its duty to submit the information required by the Government.

In addition, Decree No. 764/2000 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels ("GPL"). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on Telefónica's future financial position and results of operations.

12.2. Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica's local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC's final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica's Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

13. LAWSUITS AND CLAIMS

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims are made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the "Articles"), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

In 217 cases where Telefónica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefónica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

As of June 30, 2002, the claims filed against Telefónica and accrued interest and expenses with respect thereto totaled approximately 98.6 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of June 30, 2002 Telefónica has paid approximately 7.6 million (in constant pesos of June 30, 2002) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been held in Telefónica's favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica's legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica's results of operations or financial position.

b) Reimbursement of Value Added Taxes ("VAT") paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina ("Telintar") filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar's position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA's business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar's case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c) Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres's objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees' rate of return should not exceed 16% *per annum* on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica's contracting policy have been called into question.

After analyzing the claim, Telefónica's legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica's favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court's resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica's management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

14. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

a) Provision of basic telephone services

As from March 1992, and in compliance with its specific functions, the CNT, now the CNC, started to regulate on certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting regime, billing and service quality, some of which have been the object of appeals by Telefónica.

Telefónica appealed Resolution No. 189/95 of the CNT which ordered Telefónica, Startel S.A. ("Startel") and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution No. 1,197/95 disallowing the agreements made by Telefónica and by Telecom with Startel related to the lease links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

As a consequence of the granting of an appeal that had been petitioned by Telefónica in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution No. 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economía, Obras y Servicios Públicos) ("M.E. y O.S.P.") (which had been issued subsequently to the above-mentioned resolutions, and had repealed them) remains effective as of the date of these financial statements.

However, in the event the issue were not favorably resolved (i.e that Resolutions No. 100 of the M.E. y O.S.P. were annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting to the networks held by the service providers, as well as the possibility that they reciprocally lease the use of such networks has been clearly established by the regulation which to date is fully effective (Decree No. 764/00).

In effect on June 27, 2002 the Supreme Court of Justice declared the case argued by IMPSAT S.A. lacking in legal right, on the grounds that the successive changes to regulations that had taken place resulted in the ineffectiveness of the matters originally brought to litigation, as the lifting of restrictions to which IMPSAT S.A. aspired had taken place, so that the limitations on which the plaintiff had grounded its plea for a declaration of illegality in relation to Resolution 100/95 issued by the ME y OSP have thus been overcome.

In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

- Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

- Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the "Universal Service Fund". As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

- The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

b) Other services

Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to "data transmission and value added services" and "high-density systems"; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

15. PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1. Patriotic Bond

In May 2001, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes. As of June 30, 2002 this bond has been disclosed under "Other receivables" in view of the use to be made of it.

15.2. Tax Credit Certificates

During August 2001 under the legal framework of Decree 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date. Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties'. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their notional value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date. Telefónica plans to compensate taxes as from the earliest dates provided in the conditions of the TCC.

16. EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

As from August 9, 2000, an incentive program (the "TOP" Program) was created for executives, that consists in granting TESA (one of the shareholders of Telefónica) stock options to 17 Telefónica top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a preestablished number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, currently equivalent to 14.5052 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, currently equivalent to 21.7554 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years with three dates to exercise the options. The shares under the Program total 26,613 involving a total amount of 532,260 options.

The total coverage cost of the program for Telefónica, which was signed with TESA, is 4.49667 euro per option, i.e. 2.4 million euro, which has been booked, based on its linear accrual within the term of the program, in "Salaries and social security taxes and other expenses" in Note 23.h).

Additionally, TESA approved a program whereby all Telefónica employees who chose to join acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased, which can be exercised if the share price exceeds 20.09 euro (originally 24.5 euro and then modified to 20.09 euro) at a strike price of 5 euro per option. The program will be effective for four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica.

17. SUPPLEMENTAL CASH FLOWS INFORMATION

In the consolidated statements of cash flows, cash and cash equivalents are comprised of (amounts expressed in million of Argentine pesos):

	2002	2001
Cash	24	14
Investments which are cash equivalents	281	55
Cash and cash equivalents	305	69

18. ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

19. AMENDMENTS TO BYLAWS

Taking into account the provisions of the new Public Offering Transparency Rules and Regulations, instated by Decree No. 677/2001, which provides that the administration bodies may function, when allowed by bylaws, with the members present or instead mutually in communication by media simultaneously broadcasting sound, images or words, the Company's Special Shareholders' Meeting held on September 18, 2001, decided to change Articles 15, 20 and 21 of the Corporate Bylaws to effect the addition of such system of distance meetings for board meetings, and regular and special shareholders' meetings, with the express provision that quorum is to be computed considering members physically present as well as those communicated by media broadcasting sound, images or words. In addition, such Shareholders' Meeting amended Article 19 so that the first and second calls to regular and special shareholders' meetings may be simultaneous. On October 29, 2001, this amendment was registered with the Public Registry of Commerce.

20. RESTRICTED ASSETS

a) Restrictions on financial deposits

On the basis of Executive Power Decree No. 1570/01 and the Public Emergency and Exchange System Reform Law (Law No. 25,561) described in Note 22., as of the date of issuance of these financial statements there are certain restrictions on the availability of deposits within the banking system, mainly related to cash withdrawals and/or transfers abroad. As of June 30, 2002, the funds (Cash and Banks) subject to such restriction amounts to 8 million.

Total foreign currency deposits held by Telefónica at June 30, 2002 include US$19 million that are subject to restrictions on their availability similar to those that exist regarding the transfer of funds abroad (see Note 22.).

b) Pledged shares of INTELSAT

Under the agreement signed recently between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of the Company's Management, these restrictions will not have a significant effect on the Company's operations.

21. SHAREHOLDERS' EQUITY

As of June 30, 2002, the Company carries accumulated losses amounting to 3,097 million and negative shareholders' equity amounting to 221 million. Should this situation remain unchanged, the Company would fall under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of item 5 of Section 94 and Section 206 of LSC until December 10, 2003.

The Company Management is continually analyzing its equity situation and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

22. EFFECTS OF THE ARGENTINA'S PESO DEVALUATION AND OTHER MODIFICATIONS TO THE ECONOMIC REGULATION

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the B.C.R.A. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a) the conversion into pesos of all obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.4, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate of US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (that will be published by the B.C.R.A.; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02)) or the wage adjustment index, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c) de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (a), or the wage adjustment index, depending on the nature of the obligation plus a minimum set interest rate for obligations towards the financial system;

(d) de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis;

(e) prior authorization by the B.C.R.A. will be required until August 12, 2002, for the transfer of funds abroad by companies of the private sector, among others, to satisfy financial loan interest and principal payments and, subject to certain exceptions, the distribution of dividends or profits. Such exceptions refer to (i) payment of the principal of debts contracted with international or multilateral entities and official and officially recognized credit agencies or banks participating in investment projects with international entities; (ii) payment on due date of the principal on debt bonds refinanced for a minimum of 180 days and whenever such refinancing covers at least 80% of the unpaid principal; (iii) payment on due date of the principal on financial loans granted by foreign banks, parent companies or subsidiaries which have previously been refinanced for at least 180 days; and (iv) payment on due date of the principal on financial loans granted by foreign banks, parent companies and subsidiaries which have previously been refinanced for at least 180 days covering at least 80% of the unpaid principal amount; and (v) payments of principal in those cases in which at least 50% of the principal due is capitalized or converted into irrevocable contributions to the debtor subsequent to January 1, 2002. Alternatively, in the cases of (ii) and (iv) above, the requirements will be deemed met if a new foreign financing is obtained for a term no shorter than 180 days and for an amount no lower than 80% of the unpaid principal within the related three-month period. The exceptions mentioned in (ii) to (iv) above have been temporarily suspended;

(f) suspension of dismissals without a justified cause for a 180-day period, as of January 6, 2002, subsequently extended for a further 180 administration business days from the date of the original expiry and penalization whereby the amount of the termination pay provided for in labor regulations would be double, should employees be dismissed during such term;

(g) suspension for two years of the law on deposits intangibility or until the time the Executive Power considers the financial emergency to be concluded;

(h) declaration of a state of emergency by Law 25,563 to last until December 10, 2003, which, following changes to its regulations by Law 25,589 (in effect since May 16, 2002) implies among other issues the suspension of enforcement procedures in relation to Telefónica assets used in production, trade or the provision of services until August 14, 2002; and decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC, until December 10, 2003.

As from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled. As of August 8, 2002, the exchange rate on such market was 3.65 Argentine pesos to each US dollar, selling price. The effect on the consolidated net liability position in foreign currency as of June 30, 2002 of the variation in the exchange rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see Note 23.g) represents a reduction in that liability position equivalent to approximately 322 million.

On the other hand, and as a consequence of the changes implemented from January to June 2002, there was an increase in the Argentine consumer price index of 30.5% and an increase in the Argentine wholesale price index of 95.6% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As provided in the Public Emergency and Exchange System Reform Law, any loss resulting from applying the new exchange rate as of January 11, 2002 to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law's effective date.

The effects of the governmental measures over the Company's investment in Telefónica and related goodwill, over Telefónica's fixed assets and tax on minimum presumed income and over the Company's and Telefónica's financing projections are further disclosed in Notes 2.6. and 8.

These financial statements include the effects derived from the economic and exchange policies known as of the date of issuance of these financial statements. All the estimates made by the Company's Management have been made considering such policies. The effects of the additionally measures that could be implemented by the Government or the instrumentation of the measures previously adopted, will be reported in the financial statements when they become known.

23. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a) Investments in shares, bonds issued in series and holdings in other companies

b) Other investments

c) Fixed assets

d) Intangible assets and deferred charges

e) Allowances and reserves

f) Cost of services provided

g) Assets and liabilities in foreign currency

h) Expenses incurred

a) **INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES** (stated in millions of constant Argentine pesos of June 30, 2002, except otherwise indicated - see Note 2.3.)

Denomination and features of securities	June 30, 2002 Class	Face value		Amount (1)	Inflation adjusted cost (2)	Value by equity method	Book value	June 30, 2001 Book value
Current								
Listed shares of Telefónica (5)	-	-	-	-	-	-	-	143
Total current							-	143
Noncurrent (4)								
Other investments	-	-	-	-	-	-	15	12
Patriotic bond	-	-	-	-	-	-	-	58
Subsidiaries and affiliates								
ECL (7)	Common	$	1.00	12,000	29 (6)	6 (3)	6	12
Total noncurrent							21	82
TOTAL							21	225

(1) In shares.
(2) Restated in constant Argentine Pesos of June 30, 2002 as stated in Note 2.3.
(3) Net of consolidated adjustments.
(4) See Note 2.6.c).
(5) See Note 8.2.1.
(6) Includes irrevocable capital contributions for future subscriptions in an amount of 5 million.
(7) Financial statements for the year ended June 30, 2002 approved by ECL's Board of Directors on July 23, 2002 with auditor's report by Abelovich, Polano & Asociados dated July 23, 2002, unqualified.

b) OTHER INVESTMENTS (stated in millions of constant Argentine pesos of June 30, 2002 - see Note 2.3.)

Main account and features	June 30, 2002 Book value	June 30, 2001 Book value
Current investments		
Foreign currency deposits (Note 23.g)	281	22
Local currency deposits	-	2
Mutual funds	-	31
Total	281	55

c) FIXED ASSETS (stated in millions of constant Argentine pesos of June 30, 2002 – see Note 2.3.)

	June 30, 2002			
	Original value			
Main account	Amount at beginning of year (4)	Increase (3)	Net retirement and transfers	Amount at the end of period
Land	104	-	-	104
Buildings	1,539	-	6	1,545
Switching equipment	3,597	-	84	3,681
Transmission equipment	3,015	-	234	3,249
Network installation	6,481	-	216	6,697
Telephones, switchboards and booths	555	19	(19)	555
Furniture and office equipment	780	16	65	861
Automobiles	53	-	(18)	35
Construction in process	641	285	(594)	332
Materials (1)	117	22	(61)	78
Prepayment to vendors	8	2	-	10
Total 2002 (2)	16,890	344	(87)	17,147
Total 2001 (2)	16,305	618	(122)	16,801

	June 30, 2002						June 30, 2001
	Depreciation						
Main account	Accumulated at beginning of year (5)	% Depreciation on net book value	For the period	Retirement	Accumulated at the end of period	Net book value	Net book Value
Land	-	-	-	-	-	104	106
Buildings	346	3.6	32	-	378	1,167	1,195
Switching equipment	2,269	26.3	242	-	2,511	1,170	1,293
Transmission equipment	1,588	19.0	202	-	1,790	1,459	1,279
Network installation	2,764	10.2	292	-	3,056	3,641	3,704
Telephones, switchboards and booths	488	52.5	50	(31)	507	48	76
Furniture and office equipment	584	64.9	125	(2)	707	154	133
Automobiles	51	49.8	-	(17)	34	1	2
Construction in process	-	-	-	-	-	332	1,019
Materials	-	-	-	-	-	78	135
Prepayment to vendors	-	-	-	-	-	10	10
Total 2002	8,090		943	(50)	8,983	8,164	
Total 2001	7,013		903	(67)	7,849		8,952

(1) "Net retirement and transfers" includes transfers for 23 million.
(2) Capitalized interest included in construction in process, for 2002 and 2001 totaled 11 million and 66 million, respectively.
(3) Includes 41 million in construction in process corresponding to the capitalized exchange differences. See Note 2.6.d).
(4) In 2001, net of 2,171 million of the spun-off assets. See Note 4.
(5) In 2001, net of 407 million of the spun-off assets. See Note 4.

d) INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	June 30, 2002		
	Original value		
Main account	At beginning of year (1)	Increase (4)	At end of period
Goodwill on investment in companies	548	-	548
License to use and trademarks	36	-	36
Assignment of rights	20	5	25
No competition clause	4	-	4
Cost associated with the issuance of debt	35	11	46
Total 2002	643	16	659
Total 2001	777	16	793

	June 30, 2002				June 30, 2001
	Amortization				
Main account	At beginning of year (2)	For the period (3)	At end of period	Net book value	Net book Value
Goodwill on investment in companies	172	20	192	356	380
License to use and trademarks	9	1	10	26	31
Assignment of rights	8	2	10	15	12
No competition clause	2	-	2	2	2
Cost associated with the issuance of debt	16	5	21	25	20
Total 2002	207	28	235	424	
Total 2001	313	35	348		445

(1) In 2001, net of 1,009 million of the spun-off assets. See Note 4.
(2) In 2001, net of 286 million of the spun-off assets. See Note 4.
(3) Includes the amortization of no competition clause amounting to $235,454.
(4) Includes 5 million corresponding to the amortization of capitalized exchange differences.

e) ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	June 30, 2002				June 30, 2001
Account	Balances at beginning of year	Increase	Decrease	Balances at end of the period	Balances at end of the period
Deducted from current assets:					
For doubtful accounts	478	310	(447)	341	415
For impairment in value and slow turnover	14	-	(7)	7	8
	492	310	(454) (3)	348	423
Deducted from noncurrent assets:					
For doubtful accounts	-	82	(49) (3)	33	-
Total 2002	492	392 (1)	(503)	381	-
Total 2001	260 (5)	240 (1) (4)	(77)		423
Included in current liabilities:					
Contingencies	5	1	(3)	3	4
	5	1	(3)	3	4
Included in noncurrent liabilities:					
Contingencies	160	46	(95)	111	135
Total 2002	165	47 (2)	(98) (3)	114	
Total 2001	100 (6)	39 (2)	-		139

(1) In 2002, included in selling expenses. In 2001, 8 million included in operating expenses and 232 million in selling expenses.
(2) Included in other expenses, net.
(3) Net of monetary gain (loss).
(4) In 2001, includes 7 million corresponding to the merger of assets and liabilities from Startel.
(5) In 2001, net of 102 million of the spun-off assets. See Note 4.
(6) In 2001, net of 18 million of the spun-off assets. See Note 4.

f) COST OF SERVICES PROVIDED (1) (stated in millions of constant Argentine pesos of June 30, 2002 – see Note 2.3.)

	June 30, 2002	June 30, 2001
Inventories at beginning of year	59	65 (2)
Purchases	11	142
Operating expenses (Note 23.h)	21	44
Holding losses (Note 23.h)	1	-
Subtotal	92	251
Inventories at end of the period (Note 3.c)	(36)	(102)
Total	56	149

(1) Includes cost of telephone directories and telephone equipment.
(2) Net of 119 million of the spun-off assets. See Note 4.

g) ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 22.)

	June 30, 2002				June 30, 2001		
	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (in million of Argentine pesos) (1)	Amount in foreign currency (in million)	Currency	Book amount (in million of Argentine pesos) (1)
ASSETS							
Current assets							
Investments (2)	74	US$	3.80	281	11	US$	22
Trade receivables	19	US$	3.80	71	42	US$	82
	1	SDR	3.55	4	4	SDR	10
Other receivables	8	US$	3.80	32	88	US$	172
	3	EURO	3.76	10	4	EURO	8
Total current assets				398			294
Noncurrent assets							
Investments	3	US$	3.80	13	35	US$	68
Other receivables (3)	24	US$	3.80	91	7	US$	14
Total noncurrent assets				104			82
Total assets				502			376
LIABILITIES							
Current liabilities							
Trade payables	41	US$	3.80	156	86	US$	188
	12	SDR	4.95	59	8	SDR	20
	4	EURO	3.76	16	-	-	-
	-	-	-	-	2	GF	2
	-	-	-	-	1,034	PTAS	10
	-	-	-	-	304	ITL	-
Bank and other financial payables	1,075	US$	3.80	4,085	1,371	US$	2,682
	2	EURO	3.76	8	2	EURO	4
	594	¥	0.03	19	8,898	¥	141
	-	-	-	-	308	ITL	-
Other payables	2	US$	3.80	7	4	US$	8
	3	EURO	3.76	10	-	-	-
	-	-	-	-	35	PTAS	-
Total current liabilities				4,360			3,035
Noncurrent liabilities							
Bank and other financial payables	1,029	US$	3.80	3,911	1,078	US$	2,109
	23	EURO	3.76	87	20	EURO	33
	8,297	¥	0.03	264	-	-	-
	-	-	-	-	2,278	ITL	2
Other payables	11	US$	3.80	42	-	US$	1
Total noncurrent liabilities				4,304			2,145
Total liabilities				8,664			5,180

(1) Millions of constant pesos of June 30, 2002.
(2) See Note 20.b) to the consolidated financial statements.
(3) In 2002 and 2001, include 10 million and 5 million, respectively, corresponding to prepayments of fixed assets purchase.

US$: US dollars
¥: Yens
PTAS: Pesetas
ITL: Lira
EURO: European Currency Units
GF: Gold Frank
SDR: Special Drawing Rights

h) EXPENSES INCURRED (stated in millions of constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	June 30, 2002								June 30 2001
						Financial (income) loss			
Account	Operating expenses (1)	Administrative expenses	Selling expenses	Unusual items	Other expenses, net	Assets	Liabilities	Total	Total
Salaries, social security taxes and other expenses	283	66	59	-	-	-	-	408	554
Fixed assets depreciation	869	69	5	-	-	-		943	903
Fees and payments for services	330	128	93	-	-	-	-	551	826
Directors' and statutory audit committee's fees	-	1	-	-	-	-	-	1	2
Insurance	-	9	-	-	-	-	-	9	12
Material consumption and other expenses	49	3	2	-	-	-	-	54	94
Management fee	96	14	-	-	-	-	-	110	175
Transportation	12	-	1	-	-	-	-	13	18
Taxes, charges and contributions	21	3	18	-	-	-	-	42	83
Rentals	59	6	4	-	-	-	-	69	68
Bank commissions	-	-	27	-	-	-	-	27	30
Exchange differences	-	-	-	-	-	(126)	4,146	4,020	-
Difference in the listed price of investments and holding losses (gains)	-	-	-	-	-	(1)	-	(1)	142
Interest and financial charges	-	-	-	-	-	(11)	297	286	217
Tax on interest paid and on the financial cost of corporate indebtedness	-	-	-	-	-	-	20	20	35
Allowance for doubtful accounts	2	-	390	-	-	-	-	392	232
Allowance for impairment in value and slow turnover	-	-	-	-	-	-	-	-	8
Net book value of fixed assets retired	-	-	-	-	-	-	-	-	4
Amortization of intangible assets and deferred charges	7	16	-	-	-	-	5	28	35
Employee terminations	-	-	-	-	61	-	-	61	104
Cash dividends	-	-	-	-	-	-	-	-	(5)
Tax on bank debits and credits	-	32	-	-	-	-	-	32	8
Inflation loss (gain) on monetary accounts	-	-	-	-	-	707	(550)	157	-
Other	-	-	-	-	32	-	-	32	68
Total 2002	1,728	347	599	-	93	569	3,918	7,254	
Total 2001	1,969	462	604	8	153	101	316		3,613

(1) Includes 21 million and 44 million corresponding to cost of services provided for the nine-month periods ended June 30, 2002 and 2001, respectively.

24. EVENTS SUBSEQUENT AS FROM JUNE 30, 2002 TO AUGUST 9, 2002

24.1. Financial debt

On June 24 and 30, 2002, TISA and the Company subscribed two loan agreements through which, TISA delivered to the Company US$10.1 million and US$2.5 million, respectively, for the payment of interest on negotiable obligations Series A and B, which were paid on August 1, 2002 (see Note 8.2.2.). The mentioned loans accrue interest at a 180 days LIBO rate per annum plus a 9% spread and rates fixed for the first period were settle at 10.94% and 10.88%, respectively. These loans mature on January 24 and 30, 2003, respectively.

Management's discussion and analysis of financial condition and results of operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Report of Independent Public Accountants)

The following discussion should be read together with the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. ("Cointel or the Company") for the nine-month periods ended June 30, 2002 and 2001. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles ("Argentine GAAP"), which differ in certain respects from U.S. generally accepted accounting principles ("US GAAP"), and have been set forth in constant pesos of June 30, 2002. See Note 18. to the notes to the consolidated financial statements.

Critical Accounting Policies

Significant accounting policies have been described in the consolidated financial statements. Most critical accounting policies adopted in preparing the financial statements relate to: i) the application of the going-concern assumption in the valuation and classification of assets and liabilities (see Notes 8.1. and 12.1. to the notes to the consolidated financial statements); ii) the assumption that the Company and Telefónica de Argentina S.A. ("Telefónica") will not default in the payment of their debt, with regard to the classification of their non-current debt (see Note 8.1. to the notes to the consolidated financial statements); iii) the valuation of investment in Telefónica and the goodwill stated for such investment, which is based on management's current estimates of future cash flows (see Note 2.6. to the notes to the consolidated financial statements); iv) the assumption that the carrying amount of fixed assets of Telefónica of 8,147 million and Tax on Minimum presumed income of 25 million of its telecommunication business as of June 30, 2002 is recoverable under the provisions for valuation of long-lived assets, which is based on Telefónica's management's current estimates of future cash flows; v) the creation of reserves for contingencies assessed as likely by Telefónica's management, based on its estimates and the opinion of legal counsel (see notes with respect to unreserved contingencies); and vi) the creation of allowances in Telefónica, amounting to 374 million in respect to 638 million past-due receivables, based on Telefónica's management's estimates of possible future collection terms and conditions.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. The ultimate results could differ from those estimates. Future cash flows could differ materially from estimates of Cointel's and Telefónica's management depending upon, among other matters, the outcome of the pending rate renegotiation with the government described in Note 12.1. to the notes to the consolidated financial statements.

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Federación Argentina de Consejos Profesionales de Ciencias Económicas ("FACPCE") approved Technical Resolutions ("RT") Nos. 16, 17, 18, and 19 which provide for changes in professional accounting principles related to valuation and disclosure. On the other hand, on December 21, 2001, Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") approved, with certain modifications, such Resolutions through its Resolutions No. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the Comisión Nacional de Valores ("CNV") is analyzing the scope and timing for adopting such standards.

On March 6, 2002, the CPCECABA issued a resolution for the treatment of the Argentine peso devaluation effect, primarily in relation to the capitalization of exchange losses as part of the cost of certain assets (if certain conditions are met) and the restatement of amounts in constant Argentine pesos (see Notes 2.3. and 2.6.d) and e) to the notes to the consolidated financial statements).

On July 16, 2002, the National Executive Power issued Decree 1269/02, repealing Decree 316/95 and instructing the CNV among others to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant pesos. These financial statements have therefore been prepared in constant Argentine pesos in accordance with the mentioned generally accepted accounting principles and the regulations issued by the National Executive Power.

OVERVIEW

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

- the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;
- the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of Telefónica's business; and
- the long-term strategic vision of Telefónica, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

The Convertibility Plan

For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. During the 1980s, the limited availability of foreign exchange required the Argentine Government and all Argentine public sector entities to restructure portions of their foreign currency-denominated indebtedness to commercial banks. The rate of inflation reached 4,923.6% in 1989, as measured by the Argentine consumer price index, and Gross Domestic Product ("GDP") contracted that year by 6.2%. Argentina's historically high inflation rates resulted mainly from the Argentine Government's inability to control fiscal policy and the money supply. In March 1991, after the implementation of various plans designed to reduce inflationary pressures, which were only partially or temporarily successful, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy and adopted the Convertibility Law, which became effective April 1, 1991 and pegged by law the Argentine peso at a parity with the U.S. dollar (such fiscal measures and the Convertibility Law being collectively referred to as the "Convertibility Plan"). Following the adoption of the Convertibility Plan, the annual rate of inflation measured by the Consumer Price Index declined from 84.0% in 1991 to 3.9% in 1994 and Real GDP rose an average of 8% annually between 1991 and 1994.

The Convertibility Plan became the cornerstone of Argentine economic policy for the ensuing decade. Its success depended on Argentina's ability to attract capital inflows in the form of foreign direct investment, the repatriation by local investors of foreign, mostly U.S. dollar denominated savings, the availability of external means of financing, and the preservation of U.S. dollar reserves generally. These elements, in turn, depended on the sound management of external liabilities and the implementation of fiscal, regulatory, labor, judicial, legal, political and other structural reforms aimed at creating credible and sustainable efficiencies in both the private and public sectors.

In addition, the Convertibility Plan depended on external factors beyond the control of Argentine policy makers, such as the international prices of traditional Argentine export commodities, interest rates in the global capital markets, the impact of crises in other emerging markets and trade conditions with neighboring countries and other significant partners. Furthermore, the Convertibility Plan relied on confidence in the strength of the local financial sector and the ability of banking regulators to preserve a liquid monetary base.

Since it was adopted, the Convertibility Plan endured a series of both internally and externally generated challenges which progressively debilitated confidence in its long-term viability among the international financial community as well as the local business community and leading political forces. These challenges included the devaluation of the Mexican peso in December 1994 and resulting liquidity crisis in the Argentine banking sector, contagion throughout the emerging market economies resulting from the Asian crisis in late 1997, Russia's default on part of its sovereign debt and the devaluation of the ruble in 1998, the devaluation of the Brazilian real in 1999, adversely affecting the demand for Argentine exports to Brazil, and Ecuador's default on its foreign indebtedness in 2000. These incidents significantly increased the cost of capital to the Argentine private and public sectors, widening spreads on Government securities. They led to growing capital outflows and diminished international reserves. They also exacerbated the recession and the mounting unemployment and deflation that had taken root in the Argentine economy beginning in late 1998. During 1998, the Merval index of the Buenos Aires Stock Exchange declined by 38.2%. GDP, which had increased by 8.1% in 1997, grew by 3.9% in 1998.

Confronted with such developments, Argentina grew increasingly dependent on aid from multilateral credit agencies, principally the International Monetary Fund ("IMF"), which periodically organized substantial rescue packages, including a US$2.8 billion three-year extended fund facility in 1998. Such aid involved the imposition of targets and conditions for disbursements, such as modifications in the tax revenue sharing system between the provinces and the Federal Government, curbs on government spending and reforms in the labor market, budgetary procedures and the tax, health, pension and judicial systems. Macroeconomic factors and costly, dilatory and debilitating political compromises, repeatedly combined to hinder compliance with such targets and conditions.

During 2000, domestic consumption was weak and private investment decreased sharply due to worsening global financial conditions for emerging markets generally and uncertainty over the ability of the De la Rúa administration to address the structural economic changes needed to improve Argentina's competitiveness and to reduce its fiscal deficit. By the fourth quarter of that year, the lack of signs of economic recovery, aggravated by the perception of increasing political risk, led the Argentine Government to negotiate with the IMF, the World Bank, the Inter-American Development Bank and the governments of Spain, Italy and France a financial support package totaling US$39.7 billion to ease government financing in 2001 and subsequent years.

In the first quarter of 2001, President De la Rúa appointed Domingo Cavallo, who had designed the Convertibility Plan in 1991 and since then had founded a minority opposition party, as Minister of Economy with far-reaching extraordinary powers granted by Congress. Minister Cavallo sent to Congress an amendment to the Convertibility Law which added the euro to the U.S. dollar in a basket to set the peso's value once the euro would reach parity with the U.S. dollar. This measure was intended to improve the competitiveness of Argentine exports over time. On June 21, 2001, Congress approved the Government's proposal.

The consensus among the international financial community, however, was that this measure did not address the core, immediate issue of Government spending and fiscal imbalance, and sovereign spreads widened further.

On June 4, 2001, the Argentine government was able to reduce its debt service requirements through 2005 by US$16 billion through a US$29.5 billion global exchange of its debt in the capital markets, retiring obligations with significant near-term servicing requirements and extending the maturity profile of its overall indebtedness. Despite the resulting fiscal benefits, popular discontent with the deepening recession led to criticism of the Government's focus on external creditors among certain political elements, including President De la Rua's own party. Private sector confidence in the ability of President De la Rua to garner sufficient political support to deliver on his proposed reforms deteriorated rapidly in the following weeks. During July 2001, total bank deposits decreased by US$6 billion and the Merval index of the Buenos Aires Stock Exchange fell 20%.

On July 30, 2001, the Argentine Congress enacted the "zero-deficit" law, to secure reductions in government expenditures and to achieve a balanced budget in the near term, and announced its intention of embarking on deep structural reforms of the political system, including the size of Congress and aspects of the electoral process. Furthermore, in early August 2001, the government and the IMF began negotiating an extension of the financial support package agreed to in December 2000 to boost investor confidence. These negotiations proved successful and, on September 10, 2001, the IMF disbursed a financial support package of US$5 billion to Argentina (US$4 billion to reinforce Central Bank international reserves and US$1 billion to finance Treasury requirements). Also, from September to November, 2001, the local financial system received US$1.2 billion from existing lines of credit to increase bank liquidity and to counter a continuing deterioration in investor confidence.

However, negative political and pre-election circumstances resulted in the increased uncertainty over the stability of the peso and the continuity of the Argentine government's zero-deficit policy, an increase in sovereign risk, a fall in international reserves, a continuing fiscal imbalance, and a decrease in total deposits in the financial system. Over the course of the final months of 2001, various Provincial Governments issued quasi-currency debt instruments to cover their own fiscal deficiencies. These instruments have been since then widely accepted as legal tender by parties whose businesses have been most affected by the growing shortage of liquidity resulting from a contracting monetary base. Despite the agreement signed with the IMF in August 2001, Argentina weakened as a credit and spreads of Argentine sovereign bonds widened.

On December 3, 2001, following a week of massive cash withdrawals of U.S. dollar deposits form the banking system and fearing a widespread bank run, the Government froze bank deposits, restricting cash withdrawals to $250 per account per week and providing for the disposal of all other funds only by means of checks, wire transfers and credit and debit card payments.

On December 5, 2001, alleging the failure by the Argentine Government to implement effective economic policies, the IMF announced a suspension of disbursements under its credit programs to Argentina. As widespread social unrest mounted, Minister Cavallo resigned on December 20, 2001, as did President De la Rúa on the following day.

Over 2001, the sovereign risk of Argentina, measured under emerging markets indexes as a spread over risk free benchmarks, had increased by 4,406 basis points to 5,172 as of December 28; liquid reserves at the Central Bank of Argentina ("B.C.R.A.") decreased by US$10.6 billion, without including external tranches of financial aid and contingent loans; and total deposits within the banking system decreased by US$19 billion.

Default, Devaluation and the Abandonment of the Convertibility Plan

On December 31, 2001, after the failure of an interim government to gather sufficient support, Congress appointed Eduardo Duhalde, former governor of Buenos Aires Province and the Peronist Party candidate who had lost to President De la Rúa in 1999, as the new President of Argentina. While the legal support for the process leading to his election has been challenged in the courts as has the proposed duration of his term.

The interim government preceding President Duhalde announced the default on Argentina's foreign debt on late December 2001. President Duhalde confirmed this announcement and sent a bill to the Argentine Congress to declare a national economic emergency and repeal the Convertibility Law. On January 6, 2002, the Argentine Congress approved the Economic Emergency Law, introduced dramatic changes to the country's economic model and amended the Convertibility Law. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

Decree No. 71/2002 of the National Executive Power devalued the Argentine peso and established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the B.C.R.A. Official exchange rate was established at $1.4 to US$1 and the exchange rate for the "free" market, as of the close of business of the first day after the exchange market (which had been suspended as from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

Monday, February 4, 2002, Decree No. 214/2002 was published in the Official Bulletin and with it significant progress has been made in the de-dollarization of the Argentine economy, despite the structuring required to adjust business benefits and costs in relation to a hard currency, the consequences of which usually impact consumer prices, thus increasing domestic inflation. The highlight of the Decree include:

(i) All loans in foreign currency (whether granted by banks or not) borrowed within the domestic banking system, regardless of the amount of such loans, will be switched into Argentine pesos at the $1 = US$1 rate, while deposits in foreign currency will be returned at the US$1 = $1.40 rate.

(ii) Additionally, the presidential decree abrogated the multiple exchange system mentioned above (official exchange rate and free exchange rate) and replaced it with a free floating system that does not include the explicit intervention or a flotation goal by the B.C.R.A. (application of flotation band, scheduled devaluation). However, the decree authorizes the B.C.R.A. to intervene in the exchange market if the B.C.R.A. deems it necessary to defend the value of the local currency. It was announced that the B.C.R.A. would have a monetary issuance goal.

(iii) The presidential decree also suspended any lawsuits, precautionary measures or execution arising from or against the receivables, debts, obligations, deposits or financial rescheduling affected by the provisions mentioned above. This measure was adopted as a response to a recent judgement by the Argentine Supreme Court that established the unconstitutionality of Decree No. 1570/01 which established the cash withdrawal restrictions described in Note 20. to the notes to the consolidated financial statements.

In the months following implementation of a freely floating Argentine peso policy, the country continued to deteriorate further institutionally, politically, financially, and socially. The absence of legal protections and of a sustainable economic and fiscal plan, coupled by sweeping distrust in local financial institutions, has not helped to create a suitable climate for the recovery of the relevant financial indicators; quite to the contrary, the Argentine peso has lost purchasing power as a hard currency and to buy staple commodity. Inflation continued to increase though in a contained manner because public services rates have been frozen and due to the severe economic recession (accumulated CPI through June: 30.5% - accumulated WPI through June: 95.6%), one of the main risks of price escalation is inflation in terms of consumption by the medium- and low-income population (primarily food and beverage, prescription drugs, and clothing).

The sharp contraction of credit available to the private sector and the strangling of the financial intermediation between savings and investments help but to smother the economic activity (primarily affecting individuals and small and medium-sized enterprises (SME), but also large enterprises, many of which are currently in default). This severe economic deterioration adversely affects employment opportunities, causing existing jobs to be eliminated and rising the unemployment and underemployment rate which, according to private estimates, would approximate 25.0% of the working population in the next assessment of May by the INDEC (Argentine Statistics and Census Institute). The shed of value of salaries in real terms and, in some cases, also in nominal terms exacerbate the deterioration of the effective demand and create multiple social conflicts very difficult to resolve in the short term, although slightly mitigated by the implementation of the "Household Head Plan" by the Federal Government consisting in the delivery of a monthly subsidy in cash with the prior authorization by the competent governmental authority.

Negotiations with multilateral credit agencies (especially with the IMF) have practically stagnated due to the widespread uncertainty and the lack of political and economic definition of President Duhalde's administration. The external financial assistance required has not been agreed upon yet and, it is highly probable that a potential financial assistance agreement would only cover current maturity payments to international agencies and no new funding is expected to finance existing imbalances. Such insignificant progress made in the negotiations to obtain external aid, along with hobbled projects submitted to Congress to stop legal proceedings seeking enforcement of constitutional protections to withdraw frozen deposits with local financial institutions and thus forestall the leakage of funds from the local financial system, and the regulation of a Second External Bond (BONEX II) Plan to provide some solution to the deposits whose withdrawal was rescheduled by the then incumbent Economy Minister Mr. Remes Lenicov, finally caused his resignation on April 23 amid a new episode of institutional crisis with strong rumors of an outgoing President with an impending announcement of anticipated presidential general elections.

Immediately after this event, the summit meeting held by President Duhalde, provincial governors, Congressmen from the Peronist (PJ), Radical (UCR) and Frepaso political parties, and trade union leaders ended with the endorsement of a general pact including 14 highlights to integrate Argentina with the world; reach all necessary agreements between the Federal and Provincial governments to finally seek a balance in government accounts (on which partial progress has been made); implement the changes required by multilateral credit agencies in relation to the Bankruptcy Law Reform (already sanctioned) and abrogation of the Economic Subversion Law (already sanctioned); solve the existing problems in the local financial system to regain confidence and allow for its normal operation (pending); and create the conditions to foster consumption, investment, employment, and economic activity (pending). After several days of indefiniteness, the Economy Ministry finally appointed to replace the outgoing Mr. Remes Lenicov was Mr. Roberto Lavagna who took office last April 27 and will be required to follow an economic policy in line with the above pact.

In this regard, Congress has lately enacted the "anti-leakage" law to ban the withdrawal of money from banks as a result of constitutional protection-enforcement proceedings until a final and conclusive decision is rendered by the Supreme Court of Justice. In the two months following its introduction, it can be seen that this law has sharply reduced the leakage of deposits because of court rulings, but has not been able to halt it entirely, so it continues to impact on monetary dynamics. In addition, various alternatives were analyzed to avoid a suspension of payments to multilateral credit agencies (either by using liquid BCRA reserves or making use of special clauses in the SRF agreement with the IMF) and to enable a renewal of the interrupted discussions with international authorities, making firm progress with the parliamentary agreements in relation to the laws mentioned in the previous paragraph, studying a new Bond Plan with stronger guarantees and greater financial attractiveness (subsequently introduced as the Plan BODEN – Optional National Government Bonds) and draw up a coordinated monetary policy with the BCRA authorities (instrumented in the form of the July-December Monetary Program) to be able to hold down the price of the US dollar and avoid greater price rises that would exacerbate social conflict.

On the political scene, President Duhalde announced the bringing forward of presidential elections from September 2003 to March 2003 in response to a resurgence of the political crisis affecting his government. It was announced that open primaries are to be held simultaneously by all political parties on November 24 and that the first round of the general election will be held on March 30, with a second round if needed on April 29. Power is to be handed over to the new administration on May 25.

Prospects for the rest of the current year show a strong negative impact on domestic economic activity and continued deterioration in financial indicators as a result of the Argentine peso devaluation against the dollar (with a direct impact on the financial situation of official entities, banks, corporations and families) and a quasi-generalized suspension of payments by Argentina. The considerable uncertainty caused by the abandoning of Convertibility, the lack of substantive political definitions, the infringement of property rights and delays in announcements regarding external financial assistance from multilateral credit agencies and the G7 countries do not generate an appropriate climate for consumption and investment, which could extend and deepen the recession until well into 2003.

In such extremely adverse institutional, political, economic, financial, and social context, and given the dollarized culture of the Argentine population, the application of a freely floating foreign exchange system will reflect its sustainability or unsustainability and acceptance or nonacceptance on the foreign currency price and general price index. If the present initiative fails, the foreign exchange rate and domestic prices are likely to spiral, thus generating high inflation compounded by activity stagnation, with the potential of the creation of a new fixed currency board of the Argentine peso with respect to the US dollar or the full dollarization of the Argentine economy.

The following table sets forth rates of inflation, as measured by the Wholesale Price Index ("WPI") in Argentina and the rate of real growth of Argentine GDP for the periods shown. Numbers in parentheses are negative.

	June 30,	
	2002	2001
WPI (annual % change) (1)	95.6	(1.1)
	June 30,	
	2002 (3)	2001 (2)
GDP Growth (annual % change)	(12.4)	(1.3)

(1) Price index figures are for the nine-month periods ended June 30, 2002 and 2001.
(2) Official data.
(3) Projection estimated by the Company.

Telecommunication Rate Regulation

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition (which is the current state in all regions of Argentina), the "historical" providers in such areas (i.e., Telefónica and Telecom Argentina Stet France Telecom S.A. ("Telecom")) are to respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance segments and/or customer groups.

To determine the existence of effective competition, the historical providers are to demonstrate that other providers of the same service received 20% of the total revenues for such service in the local area of Basic Telephony Service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index ("CPI") of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction in rates, on terms similar to the method provided by point 12.5.1. of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates; with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as its successor was required to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 1999 through November 2000. Such reduction was applied to detailed the following services: billing domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction was to be applied as defined by the Licensees.

ii) Price cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) Price cap as from November 8, 2002 through November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it has not yet set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 13.c) to the consolidated financial statements, on October 4, 2001, the Fourth Chamber of the Federal Appellate Court on Administrative Disputes of the City of Buenos Aires issued a temporary injunction requested by the plaintiff ordering the National Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted based upon the U.S. Consumer Price Index.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of

June 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica's defense against the above-mentioned legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) and the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled its duty to submit the information required by the Government.

In addition, Decree No. 764/2000 had reduced the interconnection price for the origin and destination of calls in local areas to $1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to $1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to $0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars constant pesos over time in accordance with any potential future increase in General Price Levels ("GPL"). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on Telefónica's future financial position and results of operations.

Taxes

Turnover tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues in the Company's financial statements are shown net of turnover tax. By its Resolution No. 2,345/94, the CNT required Telefónica, based on clause 16.9.3 of the Transfer Agreement, to transfer over to users the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While Telefónica met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to amounts purportedly collected in excess and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT refused remedy sought by Telefónica in Resolution No. 1,513/95, as did the Economy Ministry, Public Works and Utilities through its Resolution No. 139, of which Telefónica was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96 requiring that, in the first billing falling due on or after April 1, 1996, Telefónica should refund to owners of telephone lines in the City of Buenos Aires approximately 8.0 million in principal and 17.5 million in interest. While Telefónica has complied with the requirement, it still believes that the procedure used by the CNT to calculate the refundable capital and interest is debatable, and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 by Telefónica at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that Telefónica should bear court costs and expenses and legal counsels' fees.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that Telefónica had filed. Telefónica then filed the respective motion for reconsideration against Resolution No. 4,583/99, whose outcome is pending to date.

Income Tax and Tax on Minimum Presumed Income: The Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year without considering the effect of temporary differences between Net Income and Taxable Income. Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the tax rate of 1% on qualifying production assets valued according to tax rules in effect as of the end of the period. This tax is supplementary to Income Tax. The Company's tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As Cointel estimated that the income tax and the tax on minimum presumed income will not generate any charge at the end of the fiscal year, no income tax or tax on minimum presumed income was accrued for Cointel in the statement of income for the nine-month periods ended June 30, 2002 and 2001.

In the consolidated statement of income for the nine-month period ended June 30, 2002, the Company included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of September 30, 2001, on the basis of its recoverability analysis considering current information. Additionally, as of September 30, 2001, the Company has an accumulated income tax loss carryforward of about 193 million (historical value) according to the respective tax returns filed as of that date, which might eventually be used to offset future taxable income as follows:

Available until	Tax loss carryforward (historical value)
2002	17
2004	48
2005	60
2006	68
	193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

Telefónica has estimated the existence of income tax loss for the current year and has so determined a proportional charge for the six-month period ended June 30, 2002 for the tax on minimum presumed income of 25 million, which was capitalized as "Other non-current receivables", and it has been estimated as recoverable based on the Telefónica's tax projection. The recoverability of the 25 million amount of tax on minimum presumed income included in consolidated assets in the "Other non-current receivables" account corresponding to the telecommunications business depends on the effect that the outcome or the renegotiation may have on Telefónica's operations (see Note 12.1). In the three-month fiscal year ended December 31, 2001 Telefónica's Income Tax, amounting to 59 million (in constant pesos of June 30, 2002), was higher than the tax on minimum presumed income corresponding to that fiscal year and was charged to expense of that fiscal year in the "Income Tax" account.

In the nine-month period ended June 30, 2001, Telefónica's Income Tax, amounting to 208 million (in constant pesos of June 30, 2002), was higher than the tax on minimum presumed income corresponding to that period and was charged to expense of that period and included in the "Income Tax" account.

As provided in the Public Emergency and Exchange System Reform Law, the loss resulting from applying the exchange rate as of January 11, 2002 to the Telefónica's net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to about 1,300 million, will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law's effective date.

Tax on interest and financial cost of corporate indebtedness: this tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina Republic as a result of loans granted by financial institutions under Law N° 21,526 or corporate bonds that are exempted under Law N° 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina Republic. The Law passed by

Congress last November 15, 2000, reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% as from July 1, 2001.

Value added tax ("VAT"): VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current Telefónica's customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of Telefónica. VAT actually deposited by Telefónica is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica by its suppliers in connection with the purchase of goods and services. See Tax Reform.

Other taxes: the tax assessed on Telefónica to finance the activities of the Regulatory Authority is levied on Telefónica total monthly revenues from the provision of telecommunications services, net of any applicable tax.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered of relative high-cost as to rendering the basic telephone service, financed with a special contribution called "investment contribution commitment" of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax.

A "Radioelectric rate" is also paid to the Regulatory Authority every four months in relation to radioelectric stations. Telefónica also pays provincial stamp taxes and other provincial and municipal taxes.

Tax Reform:

From the end of the year 2000, the National Congress passed the tax reform law that introduced, in addition to the above-mentioned changes, the following amendments:

Value-added tax: Law No. 25,360 allows VAT credits generated by depreciable real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits can not be offset against VAT obligations arising from a year's business, and on condition that the property of reference is still part of the tax payer's assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (lease of commercial real property and others).

Law No. 25,453, which became effective on July 31, 2001, granted the National Executive Power the powers to amend all the aspects of the law necessary for adopting the cash basis for the tax to become due and payable (collection of billed amounts, including the tax), instead of billing. As of the date of issuance of these financial statements the National Executive Power has not used the granted powers.

Decree No. 363/02 amended Law No. 24,760 on "Factura de Crédito" (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

Bank checking account transactions tax: Law No. 25,413 (effective as from March 26, 2001) added a new tax of up to 0.6% on certain bank checking account debits and credits. The Federal Executive was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, 2001, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (besides the above-mentioned taxes). The Federal Executive, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001. Later, Presidential Decree No. 1676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Social security contributions: as from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, variable depending on the geographic area where the payroll-employee work is performed, be computable as a VAT credit. The net effect of both measures is nil with respect to the rates effective through June 30, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies from the commercial and services sector.

Decree No. 1387/01 established that contributions --other than those due to healthcare organization system and workers' compensation system premiums-- will be fully computable as VAT credit as from April 1, 2003.

Of the section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Another section of this Law that eliminated the cap for salaries subject to employer and employee contributions under Law No. 24,241 was partially vetoed by the Federal Executive.

Turnover tax: Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than 200,000 in such tax. In the case of the telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company to the rates applied to customers receiving the service in Buenos Aires, under the tax stability rules of the regulatory framework.

In addition, through Law No. 745 and effective January 1, 2002, the elements of the tax base for the international telecommunication service were amended to include all compensation to which the company residing in Argentina is entitled.

COINTEL REVENUES

Cointel's sole substantial activity is owning a controlling interest in Telefónica's common stock and its sole substantial source of cash revenues is dividends paid on such stock.

COMPARISON OF RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

All references made below to 2002 and 2001 are to the nine-month periods ended June 30, 2002 and 2001, respectively, and are presented in compliance with the criteria provided for in Note 4. to the notes to the consolidated financial statements and therefore, do not include the spun off loss from spun-off operations.

As explained in Note 2.1. to the notes to the consolidated financial statements the Company has consolidated, line by line, its statement of income for the nine-month period ended June 30, 2002 with the consolidated statement of income included in the consolidated financial statements of Telefónica and Telinver for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of income included in the consolidated financial statements of Telefónica and Telinver for the six-month period ended June 30, 2002

The amounts related to year 2001 have been restated into constant pesos of June 30, 2002 and also in order to reflect retrospective effects of the spin-off over results of operations.

Net Revenues

Net revenues decreased to 2,900 million in 2002 from 4,037 million in 2001.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in "Evolution of the Current Economic Situation in Argentina" and "Telecommunication Rate Regulation", the decrease in revenue was principally due to the drop of approximately 19.9% in prices measured in real terms.

The following table shows operating revenues in millions of pesos by category of services for 2002 and 2001 (restated in constant pesos of June 30,2002):

	2002	2001
Basic telephone service		
Measured service	878	1,183
Monthly basic charges (1)	784	986
Special services	349	421
Installation charges	49	84
Public phones	211	331
Access charges	274	450
International long-distance service	113	215
Telephone equipment	29	117
Publishing of telephone directories	48	39
Other	165	211
Total	2,900	4,037

(1) Includes monthly basic charges and charges for supplemental services.

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica's network, and to customers of other operators routed through Telefónica's networks as well as other operators' networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see "Cost of Services Provided, Administrative Expenses and Selling Expenses", "Fees and payment for services").

Measured service decreased by 25.8% to 878 million in 2002 from 1,183 million in 2001. The variation was mainly due to: (i) a decrease in rates measured in real terms by approximately 19% as a result of applying the same rate per telephone pulse of $0.0469 in both periods in the inflationary context previously described, partially offset by a decrease in commercial and low consumption discounts in 2002 compared to 2001; (ii) a decrease in average number of billable domestic long-distance lines (considering increases and decreases in domestic long-distance lines as a result of competition through a so-called "presubscription" process) and (iii) a decrease in average urban and domestic long-distance use per line, due mainly to the state of the country's economy.

Monthly basic charges, which include the monthly basic charges of measured service lines, as well as of prepaid lines, decrease by 20.5% to 784 million in 2002, as compared to 986 million in 2001. This decline was due to the rate reduction in real terms close to 19% as a result of the application in 2002 of the same rate applied in 2001 within an inflationary context such as has been described previously, which was partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected, mainly for non-payment, during 2002.

Special services decreased by 17.1% to 349 million in 2002 from 421 million in 2001. The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges and prepaid cards and internet access and traffic services. Internet access and traffic minutes decreased approximately 22.1% from 5,514 million minutes in 2001 to 4,293 million minutes in 2002, as well as a drop in the average price billed which varies according to customer distribution and customers usage patterns. Furthermore, during 2002 there was an increase in revenue from the sale of cards which was almost totally offset by the reduction in rates in real terms.

Income from installation charges decreased by 41.7% to 49 million in 2002 from 84 million in 2001. The change was principally due to a decrease in the amount of basic telephone lines installed during 2002 and a decrease in prices in real terms.

Revenues for public phones decreased by 36.3% to 211 million in 2002 from 331 million in 2001. The decrease can mainly be attributed to: (i) a drop in prices in real terms, partially offset by lower commissions paid; (ii) a lower average demand from pay-phones operated by third parties ("telephone stations") and semi-public telephones; (iii) a reduction in the number of semi-public lines installed; and (iv) a decrease in public telephone installed and consumption.

Access charges decreased by 39.1% to 274 million in 2002 from 450 million in 2001. This variation was mainly due to (i) a decrease in rates in real terms as a result of the economic situation and the Price Cap; and (ii) a lower use of interconnection services by cellular telephone and long-distance operators.

International long-distance service revenues decreased by 47.4% to 113 million in 2002 from 215 million in 2001. This variation was mainly due to the reduction in real rates, slightly offset by new discounts granted. In addition, there has been a drop in incoming and outgoing traffic.

Telephone equipment revenues dropped to 29 million in 2002 from 117 million in 2001; approximately a 75.2% decrease. The reduction was due to lower units sold and a decline in real sales prices.

Publishing of telephone directories increased by 23.1% to 48 million in 2002 from 39 million in 2001. The increase in 2002 was due to the rescheduling of the effective distribution of directories in certain areas during the quarter October-December 2001 including mainly the cities of Mar del Plata, Neuquen, Chubut and San Juan, partially offset by a decline in prices in real terms and in volumes of directory advertising sales in the six-month period ended June 30, 2002.

Other revenues decreased by 21.8% to 165 million in 2002 from 211 million in 2001. This variation was mainly due to a reduction in revenues from Direct Lines and PABX as a result of lower rates in real terms. In addition, lower sales were recorded for storage, logistics and transport services.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased to 2,709 million in 2002 from 3,140 million in 2001.

The following table shows the breakdown of expenses in millions of pesos for 2002 and 2001 (restated in constant pesos of June 30, 2002):

	2002	2001
Salaries, social security taxes and other personnel expenses	408	554
Depreciation and amortization (1)	966	935
Fees and payments for services	551	826
Management fee	110	175
Material consumption and other expenses	54	94
Allowance for doubtful accounts	392	232
Equipment sales cost	35	105
Other	193	219
Total	2,709	3,140

(1) Excluding the portion corresponding to financial expenses.

Salaries and social security taxes decreased by 26.4% to 408 million in 2002 from 554 million in 2001. The variation was mainly due to: a) a drop in real terms net of inflation in salaries during the period ending June 30, 2002 and b) a significant headcount reduction in Telefónica, which decreased to 9,393 in 2002 from 9,704 in 2001. Lines in service per employee increased by 3.3% to 474 in 2002 from 459 in 2001.

Total depreciation and amortization increased by 3.3% to 966 million in 2002 from 935 million in 2001. In Telefónica's the change was principally due to the completion of works in progress after June 30, 2001, the depreciation of which started as of such date. Such increase was partially offset in the Company, principally due to a decrease due to the amortization of the intangible asset that resulted from the acquisition of a 51% of Telefónica's common stock in November 1990 and the organization and preoperating expenses, which were amortized over a ten-year period by the straight line method, being totally amortized during the quarter ended December 31, 2000.

Fees and service charge decreased by 33.3% to 551 million in 2002 from 826 million in 2001. The variation was basically generated by a reduction in its real terms costs and principally by the decrease in (i) advisory and consulting expenses, services related to information systems, sales commissions, cost related to related companies, temporary personnel costs; (ii) decrease in interconnection charges with other operators due to a decrease of consumption and tariffs (in real terms) (iii) expenses related to Building refurbishing incurred during 2001; (iv) elimination of the reduction in social security taxes (UIT); (v) expenses related to the directories publishing business; (vi) advertising expenses related to the completion of certain advertising campaigns carried out in 2001 and (vi) travelling, safety and communnications expenses and other operating expenses.

Material consumption and other expenses decreased to 54 million in 2002 from 94 million in 2001, which represents a 42.6% decrease. This variation is primarily the result of lower consumption of materials such as office supplies, external plant materials and cost of telephone cards.

The allowance for doubtful accounts charge increased by 69.0% to 392 million in 2002 from 232 million in 2001. This change arises mainly from the estimated effect of the Argentine macroeconomic situation on collection terms and delinquency levels, which has affected significantly certain type of customers.

The biggest part of the increase resulted from Telefónica Management's estimation, computing the corresponding financial effect, of the possible collection terms and of the receivables from the Argentine Government considering collection efforts in progress and the last information available on the basis of Argentina's perspectives.

Equipment sales cost decreased by 66.7% to 35 million in 2002 from 105 million in 2001. The decreased cost of sales results mainly from cost reduction in real terms from the decrease of telephony equipment and accessory sales.

The "Other items" charge to income decreased from 219 million in 2001, to 193 million in 2002, which represents a 11.9% decrease. This is primarily the result of a cost reduction in real terms in items such as taxes, insurance, commissions, which were offset by an increase of rentals and tax on checking accounts credits and debits mainly in foreign currency.

Other Expenses, Net

Other expenses, net decreased by 39.2% to 93 million in 2002 from 153 million in 2001. This change arose mainly from decreased charges due to less employee termination.

Financial Gains and Losses

In 2002 and 2001, net financial gains and losses amounted to a loss of 4,487 million and 417 million, respectively. The variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the exposure to inflation, amounted to a loss of 4,020 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was in foreign currency, led to an increased loss of 240 million, net of inflation and a gain from the exposure to inflation of monetary assets and liabilities in pesos of 14 million.

Consolidated gross capitalized interest and exchange differences totaled 52 million (including 41 million corresponding to capitalization of exchange differences) and 66 million in 2002 and 2001, respectively.

(Loss) Income Before Income Tax and Minority Interest and Net Loss for the years

(Loss) Income before income tax, minority interest and net loss from spun-off businesses was 4,395 million (loss) in 2002 compared to 317 million (income) in 2001. After the income tax charge and minority interest of 1,335 million (income) in 2002 and 367 million (loss) in 2001, loss from continuing operations amount to 3,060 million in 2002 and 50 million in 2001. The loss of Telefónica's spun-off businesses amount to 41 million in 2001. Net loss amount to 3,060 million in 2002 and 91 million in 2001.

Liquidity and Capital Resources

The Company's cash and cash equivalents amounted to 305 million and 69 million as of June 30, 2002 and 2001, respectively. Cash and cash equivalents in 2002 increased in 237 million, or 349% from 68 million at the beginning of such period. Of the cash and cash equivalents at June 30, 2002, 92% are primarily held in U.S. dollars and 8% are held in Argentine pesos. As a percentage of total assets, cash and cash equivalents represented 3.1% at June 30, 2002.

Total cash flows from operating activities for 2002 and 2001 amounted to 805 million and 855 million, respectively.

The ability of the Company to maintain or increase the level of cash generated from operations in the future will depend on Telefónica's renegotiation of telephone service future rates. Telefónica cannot foresee the level of its future service revenues or to what extent, if any, rates would keep pace with inflation and devaluation of the Argentine peso.

Cash Used for Investing Activities. Cash used for investing activities in 2002 decreased in 351 million, or 55% from 644 million in 2001. The Company's management cannot foresee with any certainty whether this trend will continue due to current uncertainties.

Cash Used for Financing Activities. Cash used for financing activities in 2002 decreased in 571 million, or 67% from 846 million in 2001.

The main uses of cash for 2002 and 2001 were those related to the purchase of fixed assets and payment of loans and dividends. Funds used for the purchase of fixed assets for the nine-month periods ended June 30, 2002 and 2001 totaled 293 million and 575 million, respectively. These amounts are net of 10 million and 43 million, respectively, financed by trade and bank financial payables. Dividend payments to minority shareholders for the nine-month periods ended June 30, 2002 and 2001 totaled 103 million and 143 million, respectively.

Additionally, the net cash provided by Telefónica spun-off businesses amount to 43 million in 2001. See Note 4. to the notes to the consolidated financial statements.

Telefónica has borrowed funds from major financial institutions in an amount of 519 million. These funds have been borrowed under terms and conditions customary in these kinds of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

As of June 30, 2002, the Company and Telefónica owed a total amount of approximately 3,733 million (approximately US$982 million) to related parties, respectively, which matures until April 2007. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company's and Telefónica's payables ("events of anticipated maturity") if there are changes in the Company's and Telefónica's equity, economic and financial situation that due to their adverse nature may affect the Company's and Telefónica's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company and Telefónica to repay their debts. The creditor has advised the Company and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) shall not consider that debts have become due and payable for the Company's failure to meet certain financial ratios.

The recoverable value of the Company's 64.8% participation in the fixed assets and tax on minimum presumed income of Telefónica in the amount of 5,282 million and 16 million, respectively (amounts calculated considering such 64.8% interest in Telefónica's respective assets), and of the related goodwill recorded by the Company as of June 30, 2002 in the amount of 318 million, was evaluated on the basis of Telefónica's and the Company's management best estimate of future cash flows of Telefónica considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 12.1., derive from the pending negotiation with the Argentine Government, as well as on the results of negotiations of Telefónica to obtain financing or to settle its current liabilities in the normal course of its business and maintain its normal operations, as described in Note 8.1., the recoverability of such assets, included in the consolidated assets of the Company, will depend on the outcome of the above-mentioned issues.

Foreign-Denominated Debt, Receivables and Investments

Bank and financial payables are principally stated in foreign currency. Total bank and financial payables in foreign currency amount to approximately US$2,104 million, EURO 25 million and yens 8,891 million, which, as of June 30, 2002 equals to 7,996 million, 95 million and 283 million, respectively. Additionally, as of June 30, 2002, trade, tax and other payables in foreign currency amount to 290 million, of which, approximately, 205 million are stated in US dollars. Furthermore, total receivables, investments and cash in foreign currency amount to 502 million of which 97% are stated in US dollars.

Exposure to Foreign Exchange Rates

Effective September 29, 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of June 30, 2002, the related liability considering the effect of the above-mentioned swap and the additional interest accrued amounts to US$86 million.

The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with Telefónica's net position of assets and liabilities in Euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

Monetary and Currency Exchange Controls

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the B.C.R.A. provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the B.C.R.A. established that from March 25, 2002 to August 12, 2002, such institution must authorize any payment of principal or interest on financial debts abroad, except for the above mentioned organizations.

While the above restriction is in force, or should it be maintained beyond August 12, 2002, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 3,991 million. In addition, 4,437 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason, amounts that were disclosed as noncurrent in the balance sheet as of June 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

Telefónica Holding de Argentina S.A. ("THA") a shareholder of the Company, is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has so agreed with Cointel, to use its best efforts to provide such financing directly or indirectly and, subject to THA's own fund availability, which depends on the evolution of the issues affecting THA's financial situation.

On the other hand, TESA has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheet as of June 30, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

Contractual Obligations and Commercial Commitments

The following table represents the contractual obligations and commercial commitments of Cointel and Telefónica as of June 30, 2002:

	Payments due by Period in millions of Argentine Pesos				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual obligations					
Bank and financial payables (1)	8,595	4,138	2,433	437	1,587
Other obligations	881	711	49	37	84
Total contractual cash obligations	9,476	4,849	2,482	474	1,671
Other commercial commitments (2)	374	244	78	52	-
Total commercial commitments	374	244	78	52	-

(1) Includes 34 million and 3 million related to preferred stock and preferred dividends, respectively.

(2) Includes 225 million principally related to certain framework agreements, which Telefónica will make use of in accordance to Telefónica's needs. The amounts not required by Telefónica will not constitute a formal obligation with other parties under such agreements.

Trend information

Cointel's sole substantial activity is owning a controlling interest in Telefónica's common stock. Therefore, the information about trends that follows corresponds to Telefónica's business.

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefónica expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of June 30, 2002, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Telefónica is subject to competitive pressures due to the development of increased domestic and international transmission capacity. Additionally, as competition becomes more prevalent, prices paid for services may keep falling below tariff rates, perhaps significantly.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefónica opted for one of the other long-distance operators (Movicom/TCP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefónica or for Movicom/TCP or the others as their new provider of service. As of June 30, 2002, the total number of customers gained (approximately 270,000 lines) do not compensate for the customers of Telefónica in those customer segments that have opted for other providers (approximately 700,000 lines). In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefónica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators. Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefónica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on Telefónica's overall operations or revenues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, financial condition or results of the operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica's investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 22. to the notes to the consolidated financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company and Telefónica to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should not financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities payable (including those disclosed as current on the balance sheet as of June 30, 2002 and such liabilities that would turn into current payables if creditors claimed a default) to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

AGREEMENT SIGNED BY THE COMPANY'S SHAREHOLDERS

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including República Holdings, Ltd. and a Citibank N.A. affiliate ("CEI affiliates") and TESA have entered into a Stock Exchange Agreement (the "Contract"), in relation with certain future transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as from December 31, 2001, as a result of THA' s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

CORPORATE REORGANIZATION

Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to the TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transaction described in Note 10.2.1. to the consolidated financial statements ("Agreement signed by the Company's Shareholders) the 98% of Telefónica voting rights are indirectly controlled by TESA.

Telefónica reorganization

As a consequence of TESA's plan to effect a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company's and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer holds an interest in Telefónica Comunicaciones Personales S.A. ("TCP"), Telefónica Data Argentina S.A. ("TDA") (formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders' Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica's equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica's Board of Directors and Telefónica's Special Shareholders Meeting, the minority shareholders, that are not related to TESA exchanged their Telefónica's shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders will hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. On July 26, 2001 the CNV issued Resolutions No. 13,907, 13,908 and 13,909 whereby it approved the public offering filing of TDA and Telefónica Móviles Argentina S.A. ("TMA") and consented to the corporate reorganization described. Registration with the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $1.997 per share (in constant pesos of June 30, 2002). According to LSC, these shares must be sold within 1 year of acquisition.

Telefónica's capital reduction amounts to approximately 772 million (in constant pesos of June 30,2002), from 4,188 million down to 3,416 million (in constant pesos of June 30, 2002) by setting 394,789,234 class B shares, face value $1 per share (historical value). The effect of the reorganization on Telefónica's Shareholders' equity as of October 31, 2000, which amounted to 1,223 million (in constant pesos of June 30, 2002), was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the "Irrevocable capital contributions for future subscriptions" and "Comprehensive adjustment to irrevocable capital contributions for future subscriptions" accounts until the balances are exhausted, and "Comprehensive capital stock adjustment" account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 47 million (in constant pesos of June 30, 2002), has been allocated to Telefónica's amount of "Unappropriated retained earnings" as of the effective reorganization date.

As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses are merged. Consequently, as from the effective reorganization date (February 1, 2001) the Company's equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company's financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was compensated by Telefónica's shareholders' equity reduction resulting from the reorganization transactions. The effect of Telefónica's spun-off assets and liabilities amounting to 5 million (in constant pesos of June 30, 2002), which is the result of: a) the increase of the Company's ownership interest in Telefónica as from the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, and c) the differential of the Company's ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001, has been allocated to Cointel's balance of "Unappropriated retained earnings" in Cointel's statement of changes in shareholders' equity for the year ended September 30, 2001.

Described below are the commitments approved by Telefónica, TCP, Telinver, TMA and TDA Board of Directors and Special Shareholders' Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a) Agreement between Telefónica, Telinver, TCP and TDA whereby:

- Telinver spun-off the assets and liabilities related to the sale of equipment businesses and point of sales network and those assets and liabilities were merged into Telefónica.

- TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area, Rosario, Santa Fe, Córdoba, Río Cuarto, Catamarca, Resistencia, Paraná, Concordia, Tucumán, Corrientes, La Rioja, Jujuy, Salta, Posadas, Formosa, Santiago del Estero, Neuquén, Mendoza and Bahía Blanca. The authorization had been granted to Aki S.A. ("Aki") under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

- TDA spun-off certain assets and liabilities related to the Internet Access business (including all its customers other than corporate customers), point-to-point lines in the southern region, 80% of the Starnet network, 80% of the Satellite Network (equivalent to 40% of all such network) and 100% of the IP network (Internet Protocol Network). Those assets and liabilities were merged into Telefónica.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

b) Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off: (i) the assets and liabilities related to the data business, including Telefónica's international data business (comprised of 100% of the identifiable assets necessary for the provision of international data services, 14.40%, 29.56%, 23.60%, 19.30%, 80%, 16.67%, 63.64% and 15.79% of the Unisur A Segment, Unisur B Segment, Unisur C Segment, Americas I, Americas II, Panamericano, Atlantis II and Columbus cables, respectively, 10.94% of the rights of use of the Transbrasil cable and certain receivables and liabilities related to such business), the portion of Telefónica's goodwill related to the TDA data business and the ownership interests in TDA, and (ii) Telefónica's consulting business (related to Telefónica's interest in TYSSA) that were merged into TDA. In this sense, TDA reduced its capital stock and shareholders' equity as a consequence of having received its own shares from Telefónica. Additionally, Telefónica spun-off the mobile communications business related to Telefónica's interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 ("Date of the Second Reorganization").

The shares resulting from TDA and TMA capital increases related to the incorporation of Telefónica's assets and liabilities spun-off mentioned in the preceding paragraph have been exchanged for Telefónica's shares held by Telefónica Datacorp. S.A. and Telefónica Móviles S.A. (companies indirectly controlled by TESA), respectively and by Telefónica's minority shareholders.

c) As from February 1, 2001 ("Date of the Third Reorganization"), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in E-Commerce Latina ("ECL"). The preliminary spin-off/merger agreement was approved by Telefónica's Board of Directors and Special Shareholders' Meeting on February 15, 2001 and March 30, 2001, respectively.

The companies agreed to use spin-off-merger-purpose balance sheets as of October 31, 2000 in the case of the reorganizations described in a) and b) and December 31, 2000 in the case of the reorganization described in c) above, for the purpose of obtaining the reorganization approvals by the Board of Directors and Shareholders' Meetings of the companies. Considering the effective Date of the First Reorganization, the Second Reorganization and the Third Reorganization (the "Reorganization Dates") established in the related spin-off-merger agreements, the shareholders' equity computed for purposes of these reorganizations included the changes arising out of the operations of the spun-off businesses from November 1, 2000 (in the case of the reorganizations described in a) and b)), and from January 1, 2001 (in the case of the reorganization described in c)) to the respective Reorganization Dates.

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses (in constant pesos of June 30, 2002) on the consolidated statements of income and cash flows for the nine-month period ended June 30, 2001.

- Consolidated loss of the spun-off businesses:

The results of operations related to the spun-off businesses for the nine-month period ended June 30, 2001 are as follows:

	2001 (a)
Net revenues	571
Cost of services provided	(363)
Administrative expenses	(71)
Selling expenses	(170)
Operating loss	(33)
Financial loss on assets	(4)
Financial loss on liabilities	(43)
Net loss of spun-off businesses	(80)
Minority interest of spun-off businesses	39
Company's interest in loss of spun-off businesses	(41)

(a) Includes operations for the four-month period up to the effective reorganization date. Stated in constant pesos of June 30, 2002.

- Consolidated cash flows of the spun-off businesses:

Cash flows from the spun-off business totaled 43 million (in constant pesos of June 30, 2002) (see consolidated statement of cash flows).

Statistical Data

The following table provides certain basic information relating to the development of Telefónica's domestic telephone system.

	2002	2001
Billable lines of measured service	3,748,252	3,416,484
Lines installed	4,887,160	4,826,730
Lines in service	4,447,370	4,450,163
Lines in service per 100 inhabitants	24.4	26.0
Lines in service per employee	473,5	458.6
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	108,856	131,970

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: September 12, 2002

By: ______________________

Name: FERNANDO BORIO

Title: SECRETARY TO THE BOARD